CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of
Title of Each Class of Securities to be Offered	Offering Price(1)	Registration Fee(2)
Common Stock, including preferred stock purchase rights, par value
$0.001 per share	$72,450,000.00	$5,165.68

(1)	Includes shares of common stock that may be purchased by the underwriters to cover overallotments, if any.

(2)

The registration fee of $5,165.68 is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended. After application of the $5,165.68 registration fee due for this offering, $11,574.32 of the previously paid registration fee with respect to the proposed offering of unsold securities registered under the Registration Statement on Form F-3 (Registration No. 333-162381) remains available for future registration fees under the same.

Prospectus Supplement (To Prospectus dated November 12, 2009)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-162381

9,000,000 Shares

Safe Bulkers, Inc.
Common Stock

We are selling 9,000,000 shares of our common stock in this public offering.

Our common stock is listed on the New York Stock Exchange under the symbol “SB.” The last reported sale price of our common stock on March 18, 2010 was $7.36 per share.

Concurrently with the public offering of our common stock pursuant to this prospectus supplement, we are also selling through a private placement 1,000,000 shares of our common stock to Vorini Holdings Inc., our controlling stockholder, at the public offering price.

Investing in our common stock involves risk. Before buying any shares you should carefully read the section entitled “Risk Factors” beginning on page S-14 of this prospectus supplement and on page 2 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 23, 2010.

	Per Share	Total
Public offering price	$7.00	$63,000,000
Underwriting discount	$0.35	$3,150,000
Proceeds, before expenses, to Safe Bulkers, Inc., from the public offering	$6.65	$59,850,000

The underwriters may also purchase up to an additional 1,350,000 shares of our common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about March 24, 2010.

Joint Book-Running Managers

BofA Merrill Lynch	Credit Suisse

Evercore Partners
Cantor Fitzgerald & Co.
DnB NOR Markets
Oppenheimer & Co.
RBS

The date of this prospectus supplement is March 18, 2010.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters. The second part, the prospectus, gives more general information about securities we may offer from time to time. Generally, when we refer to the “prospectus,” we are referring to both parts of this document combined. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Where You Can Find Additional Information” and “Incorporation by Reference.” To the extent the description of our securities in this prospectus supplement differs from the description of our securities in the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. The distribution of this prospectus and sale of these securities in certain jurisdictions may be restricted by law. Persons in possession of this prospectus supplement or the accompanying prospectus are required to inform themselves about and observe any such restrictions. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus and should be read together with the information contained in other parts of this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, including the risk factors beginning on page S-14 of this prospectus supplement and on page 2 of our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2010 (our “Annual Report on Form 20-F”). Unless otherwise indicated, references in this prospectus to “Safe Bulkers,” the “Company,” “we,” “our,” “us,” or similar terms when used in a historical context refer to Safe Bulkers, Inc. and/or its subsidiaries, as well as additional entities which were under common control with us prior to our initial public offering. Before making your investment decision, you should carefully read the prospectus and the documents referred to in “Where You Can Find Additional Information” and “Incorporation by Reference” for information about us, including our financial statements. Unless otherwise indicated, all references to currency amounts in this prospectus supplement and the accompanying prospectus are in U.S. dollars. Unless otherwise indicated, all data regarding our fleet and the terms of our charters is as of March 10, 2010 and references to our fleet at future dates assume there have been no acquisitions other than our six contracted newbuilds and no dispositions.

Our Company

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of March 10, 2010, we had a fleet of 13 drybulk vessels, with an aggregate carrying capacity of 1,077,900 deadweight tons, or dwt, and an average age of 3.7 years, giving us one of the world’s youngest fleets of Panamax, Kamsarmax and Post-Panamax class vessels. Our fleet is expected to grow through 2012 by 68%, as measured by dwt, as the result of the delivery of six further contracted newbuilds, comprised of four Post-Panamax and two Capesize class vessels. Upon delivery of the last of our contracted newbuilds, our fleet will be comprised of 19 vessels, having an aggregate carrying capacity of 1,807,900 dwt.

We employ our vessels on both period time charters and spot charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. Since 2005 our customers have included over 30 national, regional and international companies, including Arcelor Mittal, Bunge S.A., Cargill International S.A., Daiichi Kisen Kaisha, Eastern Energy Pte. Ltd., Intermare Transport G.m.b.H., Kawasaki Kisen Kaisha, Ltd, Nippon Yusen Kaisha, Shinwa Kaiun Kaisha, or their affiliates. The vessels we deploy on period time charters provide us with relatively stable cash flows and high utilization rates, while the vessels we deploy in the spot market allow us to take advantage of comparatively attractive spot charter rates, including during periods of strong charter market conditions. As of March 10, 2010, our fleet was comprised of 12 vessels employed on period time charters and one vessel employed on a spot charter. Approximately 92% of our fleet’s anticipated ownership days in 2010 are covered by period time charter arrangements. In addition, three of our six newbuilds are already chartered, including both Capesize class vessels, for which we have arranged 10- and 20-year period time charters, respectively.

We successfully completed our initial public offering (the “IPO”) in the United States on June 3, 2008, and our common stock trades on the New York Stock Exchange under the symbol “SB”. Following the IPO, we continue to be majority-owned by the Hajioannou family, which has a long history of owning and operating vessels. Over the past 15 years under the leadership of Polys Hajioannou, we have created a leading drybulk company, with a young fleet comprised of vessels designed to a high technical specification and with an average age of 3.7 years, as of March 10, 2010, by taking delivery of 24 drybulk newbuilds when we found prices to be attractive and selling 11 drybulk vessels during periods when we viewed secondhand prices as attractive. Under Polys Hajioannou’s leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 146,000 dwt in 1995 to 1,077,900 dwt currently. As of December 31, 2009, Vorini Holdings Inc. (“Vorini”), a company controlled by Polys Hajioannou and his family, owned approximately 82% of our outstanding common stock.

We also benefit from the expertise of our affiliated management company, Safety Management Overseas S.A., which we refer to as “Safety Management” or “our Manager,” which is owned by Polys Hajioannou, and along with its predecessor, has specialized in drybulk shipping since 1965, providing services to over 30 drybulk vessels. A number of our Manager’s key management and operational personnel have been continuously employed with Safety Management and its predecessor companies for over 25 years. We believe that this experience has continued to benefit us since our IPO. Since our IPO, we have expanded our fleet from 11 to 13 drybulk vessels and we have actively managed our newbuild orderbook while restructuring some of our debt agreements on favorable terms. Even in this volatile environment, in the face of challenging financing conditions, we have continued to return capital to stockholders, paying quarterly dividends of $0.15 per share in February, May, August and November of 2009 and February of 2010. We believe our experience, relationships and financial strength will enable us to take advantage of any improvement in market conditions or future dislocations affecting our competitors.

Our Fleet

Our fleet is comprised of 13 vessels, of which four are Panamax, three are Kamsarmax and six are Post-Panamax class vessels, with an aggregate carrying capacity of 1,077,900 dwt and an average age of 3.7 years, compared to an industry average, as of December 31, 2009, of approximately 15 years. As of March 10, 2010, 12 of our vessels were employed on period time charters and one vessel was employed in the spot market. As of March 10, 2010, the average remaining duration of the charters for our existing fleet was 3.0 years. Our fleet is expected to increase in dwt capacity by approximately 68% by 2012 as a result of the delivery of six contracted newbuilds, comprised of four Post-Panamax and two Capesize class vessels. Assuming delivery of all six of our contracted newbuilds through 2012, our fleet will be comprised of four Panamax, three Kamsarmax, ten Post-Panamax and two Capesize class vessels, and the aggregate carrying capacity of our 19 vessels will be 1,807,900 dwt.

The majority of vessels in our fleet have sister ships with similar specifications in our existing or newbuild fleet. We believe that using sister ships provides cost savings because it facilitates efficient inventory and crew management and allows for the substitution of sister ships to fulfill our period time charter obligations.

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and its deployment as of March 10, 2010.

Vessel Name	Dwt	Year Built (1)	Country of Construction	Charter Type	Charter Rate (2)	Commissions (3)	Charter Period (4)	Sister Ship (5)
Current Fleet
Panamax

Maria	76,000	2003	Japan	Time	$18,000	3.75%	Jun. 2009–Aug. 2010	A
				Time	$17,750	0.00%	Sep. 2010–Apr. 2011

Vassos	76,000	2004	Japan	Time	$29,000	1.25%	Nov. 2008–Oct. 2013	A

Katerina	76,000	2004	Japan	Time	$15,500	4.75%	Jun. 2009–May 2011	A

Maritsa	76,000	2005	Japan	Time (7)	$32,000	1.25%	Mar. 2010–Mar. 2012	A
					$28,000		Mar. 2012–Mar. 2013
					$24,000		Mar. 2013–Mar. 2015

Kamsarmax

Pedhoulas Merchant	82,300	2006	Japan	Time (6)	$43,120	1.25%	Jan. 2009–Mar. 2010	B
				Time	$27,250	4.75%	Apr. 2010–Mar. 2011

Pedhoulas Trader	82,300	2006	Japan	Time (7)	$69,000	1.00%	Aug. 2008–Jul. 2009	B
					$56,500		Aug. 2009–Jul. 2010
					$42,000		Aug. 2010–Jul. 2011
					$20,000		Aug. 2011–Jul. 2013

Pedhoulas Leader	82,300	2007	Japan	Time	$18,500	4.75%	Jul. 2009–Jun. 2011	B

Post-Panamax

Stalo	87,000	2006	Japan	Spot	$32,000	3.75%	Jan. 2010–Mar. 2010	C
				Spot	$23,850	5.00%	Mar. 2010–Mar. 2010
				Time	$34,160	1.25%	Mar. 2010–Feb. 2015

Marina	87,000	2006	Japan	Time (7)	$61,500	2.50%	Dec. 2008–Mar. 2009	C
					$57,500		Apr. 2009–Dec. 2009
					$52,500		Dec. 2009–Dec. 2010
					$42,500		Dec. 2010–Dec. 2011
					$32,500		Dec. 2011–Oct. 2012
					$31,500		Oct. 2012–Dec. 2012
					$21,500		Dec. 2012–Dec. 2013

Sophia	87,000	2007	Japan	Time	$34,720	1.25%	Oct. 2008–Sep. 2013	C

Eleni	87,000	2008	Japan	Time	$66,400	1.25%	Oct. 2009–Mar. 2010	C
				Time	$34,160	1.25%	Apr. 2010–Mar. 2015

Martine	87,000	2009	Japan	Time	$40,500	1.25%	Feb. 2009–Feb. 2014	C

Andreas K	92,000	2009	South Korea	Time	$20,500	3.75%	Nov. 2009–Nov. 2010	D

Subtotal	1,077,900
New builds
Post-Panamax

Hull No. 1050	92,000	1H 2010	South Korea	Time	$22,750	3.75%	Apr. 2010–Apr. 2011	D
Hull No. 1583	95,000	2H 2010	Japan					E
Hull No. 1579	95,000	2H 2011	Japan					E
Hull No. 1594	95,000	1H 2012	Japan					E

Capesize

Hull No. 1144	177,000	1H 2010	China	Time	$25,928	2.50%	Aug. 2011–Apr. 2031
Hull No. 1074	176,000	2H 2011	China	Time	$38,000	1.00%	Jun. 2012–May 2022

Subtotal	730,000
TOTAL	1,807,900

(1)	For newbuilds, the dates shown reflect the expected delivery dates.

(2)	Quoted charter rates are gross charter rates. Gross charter rates reflect payment of commissions. Net charter rates are charter rates after the payment of commissions.

(3)

Commissions reflect payments made to third-party brokers or our charterers, and do not include the 1.0% fee payable on gross freight, charter hire, ballast bonus and demurrage to our Manager pursuant to our vessel management agreements with our Manager.

(4)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of March 10, 2010, scheduled start dates. Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”

(6)

In December 2009, we agreed with the charterer of the vessel Pedhoulas Merchant to terminate the existing charter. In exchange for the early redelivery of this vessel, the charterer agreed to pay cash compensation in an amount to be determined based on the vessel’s actual redelivery date. Based on an estimated redelivery date of March 31, 2010, the cash compensation would be $5.1 million.

(7)	Charter agreement which provides for variable charter rates.

From the beginning of 1995 through March 10, 2010, we have taken delivery of 24 newbuilds. We are currently contracted to take delivery of a further six newbuilds, comprised of one South Korean-built Post-Panamax class vessel, with an amended contract price of $72.0 million, scheduled for delivery in 2010, three Japanese-built Post-Panamax class vessels, the first with a contract price of $49.0 million, the second with an amended contract price of $56.0 million and the third with a contract price of $48.0 million, scheduled for delivery in 2010, 2011 and 2012, respectively, and two Chinese-built Capesize class vessels, with a contract price of $63.0 million and an amended contract price of $80.0 million, respectively, scheduled for delivery in 2010 and 2011, respectively. We also expect to receive an address commission of 1% on the three Japanese-built vessels. We anticipate that our primary sources of funds to satisfy these commitments will be cash from operations, additional indebtedness to be raised and, possibly, equity financing.

Recent Developments

On March 4, 2010, we entered into a new period time charter for the Pedhoulas Merchant, a Kamsarmax-class vessel, with a duration of 12 to 15.5 months at a gross daily charter rate of $27,250, less total commissions of 4.75%. The time charter will commence upon the early redelivery of the Pedhoulas Merchant to us, which is estimated to occur on March 31, 2010, and for which we will receive cash compensation.

Our Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage in the drybulk shipping industry, including:

Young, high-quality fleet of Panamax, Post-Panamax and Kamsarmax vessels. Following the delivery of the last of our contracted newbuilds in March 2012, we will own a fleet of 19 vessels aggregating 1,807,900 dwt with an average age of 4.3 years. The industry average as of December 31, 2009 was approximately 15 years. Our fleet will be comprised of four Panamax, three Kamsarmax, ten Post-Panamax and two Capesize class vessels. Our focus is on these larger classes of drybulk vessels, which are able to efficiently transport the major drybulk commodities, including coal, grain and iron ore. The young age of our fleet minimizes our operational expenses and maximizes fleet utilization. We are also focused on quality vessels designed to high technical specifications which allow our vessels to lift more cargo on the same draft, compared to the industry average, to have lower-than-average fuel consumption and to have larger-than-average generators, which offer greater operational efficiency and safety than smaller generators. Our young fleet also provides us with a competitive advantage in the period time charter market, where vessel age and quality are of significant importance in competing for business.

Significant contracted growth with attractive charters in place. We have contracts to acquire six drybulk newbuilds which, upon delivery, will add an aggregate 730,000 dwt in capacity to our fleet, increasing the dwt capacity of our current fleet by approximately 68%. We have already arranged period time charters for three of our six newbuilds, including both Capesize class vessels, for which we have arranged 10- and 20-year period time charters, respectively.

Leadership through industry cycles. We have benefited from the expertise of our executive officers, including our chief executive officer Polys Hajioannou, and of our Manager. Our Manager’s personnel consists of experienced executives, many of whom have more than 25 years of experience in the drybulk shipping industry. We believe that our executive officers and our Manager have worked together to strengthen our company since our IPO by taking the following steps over the last year during a challenging industry environment:

•

We have successfully managed our newbuild orderbook by opportunistically terminating, delaying and entering into contracts to acquire newbuild vessels, resulting in an aggregate reduction of newbuild contract prices, after taking into account cancellation costs, of $20.7 million.

•

We successfully completed early redelivery agreements for six of our vessels, which were all reemployed. We received approximately $66.0 million in cash from certain charterers in exchange for the early redelivery to us of these six vessels, representing a 5% to 10% discount to contracted future cash flows under these charters, determined after taking into account the market rate the vessel was expected to earn on future charters. As the drybulk market strengthened, we subsequently employed five of the six vessels in the period time charter market and sold the sixth, our oldest Panamax class vessel, for $33.0 million. In addition, in December 2009, we agreed with the charterer of the vessel Pedhoulas Merchant to take early redelivery of the vessel. Based on an estimated redelivery date of March 31, 2010, the cash compensation would be $5.1 million.

•

We restructured certain of our debt agreements and maintained a low cost of funding (a weighted average interest rate for the year ended December 31, 2009 of approximately 2.14% per annum) while continuing to permit both fleet growth and return of capital to stockholders, paying quarterly dividends of $0.15 per share in February, May, August and November of 2009 and February of 2010.

•

We secured additional committed indebtedness in the amount of $74.5 million under commitment letters we have accepted. Of this total commitment of $74.5 million, $34.5 million had been drawn as of February 2010.

•

We maintained a strong operating performance as evidenced by a utilization rate of 99.2% during the year ended December 31, 2009. During this period, we believe our vessel operating expenses were significantly lower than the industry average.

Long-term relationships with key industry players drive opportunities with customers and shipyards. We have established long-term relationships with some of the largest drybulk shippers in the industry by providing reliable service and consistently meeting our customers’ expectations. Our policy is to charter our vessels primarily to charterers that use our vessels to transport drybulk commodities rather than charterers that sub-charter them to third parties. We believe our direct relationship with the actual shippers of drybulk commodities allows us to develop long-term customer relationships, which results in significant repeat business and gives us insight into the underlying demand for those commodities.

We have also developed long-term relationships with high quality shipyards and have ordered 23 newbuilds over the past 14 years from the Tsuneishi, IHI and Imabari shipyards in Japan. With financing markets remaining difficult for some vessel owners, we expect that our relationships with shipyards will provide us with attractive opportunities to purchase additional newbuilds.

Our Business Strategy

Our primary objectives are to profitably grow our business, increase the distributable cash flow per share and maximize value to our stockholders by pursuing the following strategies:

Pursue a balanced chartering strategy. We intend to employ our drybulk vessels on a mix of period time and spot charters according to our assessment of market conditions. To lock in significant contracted revenue, at March 10, 2010, we have increased the percentage of our vessels time chartered for 2010 to 92% of our fleet’s anticipated ownership days. In 2011 and 2012, the percentage of our fleet’s anticipated ownership days currently covered by time charter arrangements is 60% and 51%, respectively, which allows for potential upside to our revenues in the event of a strong spot market. As of March 10, 2010, our total contracted revenue through 2015 from our existing fleet and the six contracted newbuilds, three of which are already chartered, is $565.8 million.

Strategically expand the size of our fleet, taking advantage of industry challenges. We intend to grow our fleet through timely and selective investment in newbuild contracts for drybulk vessels when we believe those acquisitions will result in good returns on invested capital and increased cash flow per share. Given that prices for vessels have fallen since the middle of 2008, we expect to have significant opportunities to acquire newbuilds and potentially young secondhand vessels. When acquiring vessels, we prefer to invest in groups of vessels, including vessels that will be sister ships, in order to take advantage of the operational flexibility and economies of scale that sister ships afford us and our charterers.

Continue to operate a high-quality fleet. We intend to maintain a young, high-quality fleet by strategically replacing existing vessels with newbuilds that have the high technical specifications and advanced designs that meet the needs of our customers. We intend to preserve the quality of our vessels through a comprehensive maintenance and inspection program supervised by our experienced affiliated Manager.

Management of Our Fleet

Our chief executive officer, president, chief financial officer and chief operating officer, collectively referred to in this prospectus as our “executive officers,” provide us with strategic management and also supervise the management of our day-to-day operations by our Manager. We have a management agreement pursuant to which our Manager provides us with technical, administrative, commercial and certain other services for an initial term expiring on June 3, 2010, with automatic one-year renewals for an additional eight years, unless we provide notice of non-renewal 12 months prior to the end of the then-current term. We have not provided such notice to our Manager and our management agreement will be automatically renewed after the initial expiration on June 3, 2010. We believe our Manager has built a strong reputation in the drybulk shipping community by providing customized, high-quality operational services in an efficient manner.

In return for providing such services our Manager receives a management fee of $575 per day per vessel. After expiry of the initial term of the agreement on June 3, 2010, these fees will be adjusted every year by agreement between us and our Manager. In return for chartering services rendered to us, our Manager also receives a fee of 1.0% on all freight, charter hire, ballast bonus and demurrage for each vessel. Our Manager also receives a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including the acquisition of each of our contracted newbuilds. We also pay our Manager a flat supervision fee of $375,000 per newbuild, which we capitalize, for the on-premises supervision by selected engineers and others on the Manager’s staff of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

Our Manager has agreed that, during the term of our management agreement and for a period of one year following its termination, our Manager will not provide management services to, or with respect to, any drybulk vessels other than (a) on our behalf or (b) with respect to drybulk vessels that are owned or operated by companies affiliated with our chief executive officer or Nicolaos Hadjioannou, and drybulk vessels that are acquired, invested in or controlled by companies affiliated with our chief executive officer or Nicolaos Hadjioannou subject in each case to compliance with, or waivers of, the restrictive covenant agreements between us and such companies. Our Manager has also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by a company affiliated with our chief executive officer, or a drybulk vessel that is acquired, invested in or controlled by such company, are both available and meet the criteria for a charter being arranged by our Manager, our drybulk vessel will receive such charter.

Historically our Manager has rarely provided services to third parties. Currently our Manager provides certain management services to two vessels operated by an unaffiliated third party pursuant to a waiver of the relevant provisions of the Management Agreement, approved by our independent directors, and one vessel operated by an affiliated third party.

Our arrangements with our Manager and its performance are reviewed by our board of directors. Our Manager reports to us and our board of directors through our executive officers.

Recent Drybulk Industry Trends

Although the Baltic Drybulk Index, or BDI, was volatile during 2009 and remains below the historic highs reached in the middle of 2008, it currently is significantly above its lows from the beginning of 2009, reflecting an increase in demand for the transportation of drybulk commodities as the global economy has stabilized over the course of this year. During 2009, the BDI hit a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. As of March 10, 2010, the BDI was at 3,230.

The Baltic Drybulk Index (BDI) January 1, 2007 to March 10, 2010

During 2009, the drybulk market was supported by strong demand for commodities being transported to China, in particular iron ore and coal. Iron ore demand was supported by much higher demand for steel products in 2009. Provisional figures suggest that worldwide iron ore trade increased by just over four percent in 2009, with ton-mile demand of the iron ore trade rising by a similar amount.

From the beginning of 2009 until December 31, 2009, the size of the worldwide drybulk fleet increased from 418.8 million dwt to 457.0 million dwt (an approximate nine percent increase) reflecting net deliveries from the orderbook. At the end of February 2010 the drybulk fleet was 459.1 million dwt. In 2009, approximately 10 million dwt of drybulk tonnage was reported to have been sold for scrap, which reduced the impact of the large number of newbuilds delivered in 2009. Given the significant limitations on financing that exist, a meaningful portion of the orderbook is expected to not be delivered on schedule while some of the orderbook is likely to be cancelled. Nonetheless, the orderbook remains large and significant additions to the global drybulk fleet are expected to occur in 2010 and 2011.

The lack of available financing combined with the expected delivery of a significant number of vessels and lower charter rates (relative to peak periods in 2008) have resulted in reduced prices for new and used drybulk vessels. A five-year-old Panamax vessel, during 2008 reached levels in excess of $90 million and a newbuild contract for a Panamax vessel during this period cost approximately $55 million. Currently, a five-year-old Panamax vessel costs roughly $33 million, approximately 64% lower than at peak 2008 prices, and the price of a newbuild Panamax vessel is currently approximately $35 million, or approximately 39% lower than peak 2008 prices.

We can provide no assurance that the industry dynamics described above will continue or that we will be able to expand our business. For further discussion of the risks that we face, see “Risk Factors” beginning on page S-14 of this prospectus supplement and page 2 of our Annual Report on Form 20-F.

Corporate Information

Safe Bulkers, Inc. was incorporated in the Republic of the Marshall Islands on December 11, 2007 under the Marshall Islands Business Corporations Act. We maintain our offices at 30-32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece. Our telephone number at that address is 011-30-210-899-4980. Our website address is www.safebulkers.com. The information on our website is not a part of this prospectus. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

The Offering

Issuer	Safe Bulkers, Inc., a Marshall Islands corporation.
Shares of common stock offered to the public	9,000,000 shares. 10,350,000 shares, if the underwriters exercise their overallotment option in full.
Concurrent private placement

Concurrently with the public offering of our common stock pursuant to this prospectus supplement, we are also selling through a private placement 1,000,000 shares of our common stock to Vorini, our controlling stockholder, at the public offering price. Vorini intends to complete the purchase of these shares if the public offering is completed.

Shares of common stock to be outstanding immediately following the public offering and the concurrent private placement	64,514,643 shares, assuming the underwriters do not exercise their overallotment option.
Use of proceeds

We estimate that the net proceeds from the public offering, after deducting the estimated underwriting discount and estimated expenses relating to the public offering payable by us, together with the proceeds from the sale of shares to Vorini in the concurrent private placement, will total approximately $66.5 million, assuming no exercise of the underwriters’ overallotment option.

We plan to use the net proceeds of the public offering and the concurrent private placement for vessel acquisitions, capital expenditures and for other general corporate purposes, including repayment of indebtedness.

Dividends

We paid our first quarterly dividend as a public company of $0.1461 per share in August 2008 and subsequent dividends of $0.475 per share in November 2008 and $0.15 per share in February 2009, May 2009, August 2009, November 2009 and February 2010.

Declaration and payment of any dividend is subject to the discretion of our board of directors. See “Dividend Policy.”
NYSE symbol	“SB.”
Risk factors

See “Risk Factors” beginning on page S-14 of this prospectus supplement and beginning on page 2 of our Annual Report on Form 20-F for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Each share of our common stock includes one right that, under certain circumstances, will entitle the holder to purchase from us a unit consisting of one-thousandth of a share of preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments.

Summary Combined and Consolidated Financial and Other Data

The following table presents selected combined and consolidated financial and other data of the Company for each of the five years in the five-year period ended December 31, 2009. The selected combined and consolidated financial data of the Company is a summary of, is derived from, and is qualified by reference to, our audited combined and consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.”

Our audited combined and consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheets at December 31, 2008 and 2009, together with the notes thereto, are included in our Annual Report on Form 20-F, incorporated by reference herein, and should be read in their entirety.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands of U.S. dollars except share data)
STATEMENT OF INCOME
Revenues	$82,877	$99,040	$172,057	$208,411	$168,400
Commissions	(3,211)	(3,731)	(6,209)	(7,639)	(3,794)

Net revenues	79,666	95,309	165,848	200,772	164,606

Voyage expenses	(228)	(420)	(179)	(273)	(577)
Vessel operating expenses	(10,366)	(13,068)	(12,429)	(17,615)	(19,628)
Depreciation	(7,610)	(9,553)	(9,583)	(10,614)	(13,893)
General and administrative expenses— Management fee to related party	(803)	(1,006)	(1,177)	(4,420)	(4,436)
Third party expenses	—	—	(2,477)	(3,625)	(2,610)
Early redelivery (cost)/income	—	(150)	(21,438)	(565)	74,951
Loss on asset purchase cancellations	—	—	—	—	(20,699)
Gain on sale of assets	26,785	37,015	112,360	—

Operating income	87,444	108,127	230,925	163,660	177,714

Interest expense	(3,668)	(6,140)	(8,225)	(16,392)	(10,342)
Other finance costs	(124)	(116)	(161)	(408)	(442)
Interest income	692	775	1,290	1,492	2,164
Loss on derivatives	(3,171)	(1,963)	(704)	(19,509)	(4,416)
Foreign currency gain/(loss)	13,477	(3,279)	(13,759)	(9,501)	838
Amortization and write-off of deferred finance charges	(63)	(180)	(166)	(131)	(106)

Net income	$94,587	$97,224	$209,200	$119,211	$165,410

Earnings per share, basic and diluted	$1.74	$1.78	$3.84	$2.19	$3.03
Cash dividends declared per share	—	—	$7.04	$3.83	$0.60
Weighted average number of shares outstanding, basic and diluted	54,500,000 (1)	54,500,000 (1)	54,500,000 (1)	54,500,889	54,510,587

(1)	Gives retroactive effect to the shares issued to Vorini Holdings Inc. in connection with our initial public offering.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands of U.S. dollars)
OTHER FINANCIAL DATA
Net cash (used in)/provided by operating activities	$(22,349)	$(12,806)	$278,506	$259,597	$211,338
Net cash (used in)/provided by investing activities	(6,065)	(33,835)	88,416	(148,223)	(191,863)
Net cash provided by/(used in) financing activities	28,414	46,641	(366,922)	(83,672)	(28,742)
Net increase/(decrease) in cash and cash equivalents	—	—	—	27,702	(9,267)
OTHER DATA
EBITDA (1)	$105,236	$112,322	$225,884	$144,856	$187,587
Adjusted EBITDA (1)	78,451	75,457	134,962	145,421	133,335

	As of December 31,
	2005	2006	2007	2008	2009
	(In thousands of U.S. dollars)
BALANCE SHEET DATA
Total current assets	$159,538	$282,021	$98,883	$88,086	$105,648
Total fixed assets	232,655	253,448	308,340	387,296	467,513
Other non-current assets	405	314	434	6,900	55,563
Total assets	392,598	535,783	407,657	482,282	628,724
Total current liabilities	111,271	172,275	43,984	70,863	65,551
Derivative liabilities	—	—	242	21,716	15,510
Long-term debt, net of current portion	149,500	134,457	306,267	413,483	420,994
Time charter discount	—	—	2,766	—	—
Unearned revenue-Long-term	—	—	—	11,765	29,450
Total owners’/shareholders’ equity/(deficit)	131,827	229,051	54,398	(35,545)	97,219
Total liabilities and owners’/shareholders’ equity	392,598	535,783	407,657	482,282	628,724

	Year Ended December 31,
	2005	2006	2007	2008	2009
FLEET DATA (2)
Number of vessels at period’s end	13.0	11.0	11.0	12.0	14.0
Weighted average age of fleet (in years)	4.5	2.3	2.6	3.3	3.8
Ownership days (3)	3,370	4,208	3,914	4,075	4,817
Available days (4)	3,350	4,208	3,914	4,040	4,795
Operating days (5)	3,343	4,205	3,913	4,025	4,778
Fleet utilization (6)	99.21%	99.94%	99.98%	98.77%	99.19%
Average number of vessels in the period (7)	9.2	11.5	10.7	11.1	13.2
AVERAGE DAILY RESULTS
Time charter equivalent rate (8)	$23,713	$22,550	$42,327	$49,626	$34,208
Daily vessel operating expenses (9)	$3,076	$3,106	$3,176	$4,323	$4,075

(1)	A reconciliation of net income to EBITDA and a reconciliation of EBITDA to Adjusted EBITDA is set forth below.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands of U.S. dollars)
Net Income	$94,587	$97,224	$209,200	$119,211	$165,410
Plus Net Interest Expense	2,976	5,365	6,935	14,900	8,178
Plus Depreciation	7,610	9,553	9,583	10,614	13,893
Plus Amortization	63	180	166	131	106

EBITDA	$105,236	$112,322	$225,884	$144,856	$187,587

Less Gain on sale of assets	(26,785)	(37,015)	(112,360)	—	—
Plus Early redelivery cost/(income)	—	150	21,438	565	(74,951)
Plus Loss on asset cancellations	—	—	—	—	20,699

Adjusted EBITDA	$78,451	$75,457	$134,962	$145,421	$133,335

EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. EBITDA represents net income before interest, income tax expense, depreciation and amortization. EBITDA assists our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. We believe that EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance.

Adjusted EBITDA represents our EBITDA after giving effect to the removal of gain on sale of assets, early redelivery (cost)/income and loss on asset cancellations for the relevant periods. Adjusted EBITDA assists our management and investors by increasing the comparability of our fundamental performance with respect to our vessel operation, without including the gain on sale of assets, gains or costs we have received or incurred through early redelivery or the losses from asset cancellations during the relevant periods, which we believe allows us to better illustrate the operating results of our vessels for the periods indicated.

EBITDA and Adjusted EBITDA do not eliminate the effect on net income of loss on derivatives, foreign currency (loss)/gain or other finance costs.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. EBITDA and Adjusted EBITDA should not be considered a substitute for net income prepared in accordance with U.S. GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

(2)	For a description of the items listed under this heading, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results.”

(3)	Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(4)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(5)	Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(6)	Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(7)	Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(8)

Time charter equivalent rates, or “TCE” rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period, as indicated in the table below. TCE rates assist us in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results” for additional discussion on TCE rates.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands of U.S. dollars except available days and time charter equivalent rate)
Time charter revenues	$82,877	$99,040	$172,057	$208,411	$168,400
Less commissions	(3,211)	(3,731)	(6,209)	(7,639)	(3,794)
Less voyage expenses	(228)	(420)	(179)	(273)	(577)
Time charter equivalent revenue	$79,438	$94,889	$165,669	$200,499	$164,029

Available days	3,350	4,208	3,914	4,040	4,795

Time charter equivalent rate	$23,713	$22,550	$42,327	$49,626	$34,208

(9)	Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the important factors set forth under the heading “Risk Factors” starting on page 2 of our Annual Report on Form 20-F filed with the SEC on February 23, 2010 and incorporated herein by reference before investing in our common stock. For further details, see the sections entitled “Where You Can Find Additional Information” and “Incorporation by Reference.”

Any of the risk factors referred to above could significantly and negatively affect our business, results of operations or financial condition, which may reduce our ability to pay dividends and lower the trading price of our common stock. The risks referred to above are not the only ones that may exist. Additional risks not currently known by us or that we deem immaterial may also impair our business operations. You may lose all or a part of your investment.

FORWARD-LOOKING STATEMENTS

All statements in this prospectus (and in the documents and statements incorporated by referenced herein) that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this prospectus includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	availability of key employees, crew, length and number of off-hire days, drydocking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage our Manager’s relationships and reputation within the drybulk shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation; and

•	other factors discussed in “Risk Factors” of this prospectus (and in the “Risk Factors” described in our Annual Report on Form 20-F).

We caution that the forward-looking statements included in this prospectus (and in the documents and statements incorporated by reference herein) represent our estimates and assumptions only as of the date of this prospectus (and in the documents and statements incorporated by reference herein) and are not intended to give any assurance as to future results. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described under “Risk Factors.” As a result, the forward- looking events discussed in this prospectus might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting the estimated underwriting discount and estimated expenses relating to this offering payable by us, together with the proceeds from the sale of shares to Vorini in the concurrent private placement, will total approximately $66.5 million, assuming no exercise of the underwriters’ overallotment option. We plan to use the net proceeds of this offering for vessel acquisitions, capital expenditures and for other general corporate purposes, including repayment of indebtedness.

CASH AND CAPITALIZATION

The following table sets forth, as of December 31, 2009, our cash and our capitalization on an actual and on an as adjusted basis, which are adjusted to give effect to the issuance and sale of 9,000,000 shares of our common stock pursuant to this public offering and the issuance and sale of 1,000,000 shares of our common stock to Vorini in the concurrent private placement, after deducting the estimated underwriting discount and estimated expenses of $360,000. Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalizations or special dividends between December 31, 2009 and the date of this prospectus supplement.

This table should be read in conjunction with our audited consolidated financial statements and the notes thereto incorporated by reference in this prospectus.

	As of December 31, 2009
	Actual	As Adjusted (1)
	(in thousands of U.S. Dollars)
Cash:
Cash and cash equivalents	$18,435	$84,925
Time deposits—short term	57,887	57,887
Restricted cash (2)	11,155	11,155

Total cash, short-term time deposits and restricted cash	$87,477	$153,967

	As of December 31, 2009
	Actual	As Adjusted (1)
	(in thousands of U.S. Dollars)
Capitalization:
Debt:
Current portion of long-term debt	$15,742	$15,742
Liability associated with asset held for sale	34,500	34,500
Long-term debt, net of current portion	420,994	420,994

Total debt (3)(4)(5)(7)	$471,236	$471,236

Stockholders’ equity:
Common stock	55	65
Additional paid-in capital	90	66,570
Retained earnings	97,074	97,074

Total stockholders’ equity	$97,219	$163,709

Total capitalization (6)	$568,455	$634,945

(1)	Based on estimated net proceeds of $66.5 million, as described under “Use of Proceeds”.

(2)

The restricted cash represents collateral pledged in favor of our banks in connection with performance guarantees issued on our behalf for payments to shipyards due in 2010 totaling $6.4 million, and cash pledged in favor of our lenders of $4.8 million pursuant to our loan agreements, as amended.

(3)	All of our indebtedness is secured.

(4)	All bank debt is issued by our subsidiaries. All bank debt as of December 31, 2009, and as adjusted as described above, is guaranteed by the Company.

(5)	Total debt does not include the fair value of the derivative liabilities, which was $16.7 million as of December 31, 2009.

(6)	Represents the sum of total debt and total stockholders’ equity.

(7)

Total debt “As adjusted” does not include (i) the repayment of the “Liability with asset held for sale” of $34.5 million in January 2010 primarily from the sales consideration of $33.0 million from the sale of a vessel, (ii) borrowings of $34.5 million from a new credit facility, drawn in February 2010, and (iii) regularly scheduled debt payments made after December 31, 2009 in accordance with the agreements with the banks.

As of December 31, 2009, we had 200,000,000 shares of authorized common stock, $0.001 par value, and 54,512,931 issued and outstanding shares of common stock, and 20,000,000 shares of authorized preferred stock, $0.01 par value, and no issued or outstanding shares of preferred stock.

Immediately following this public offering and the concurrent private placement, assuming the underwriters do not exercise their overallotment option, we will have 64,514,643 issued and outstanding shares of common stock, $0.001 par value, and no issued or outstanding shares of preferred stock.

DIVIDEND POLICY

We paid our first quarterly dividend as a public company of $0.1461 per share in August 2008 and subsequent dividends of $0.475 per share in November 2008 and $0.15 per share in February 2009, May 2009, August 2009, November 2009 and February 2010.

The Board of Directors of the Company has followed a policy of paying out a portion of our free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and availability, (ii) our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Industry and Our Business” beginning on page 2 of our Annual Report on Form 20-F for a discussion of the risks related to our ability to pay dividends.

PRICE RANGE OF COMMON STOCK

Our common stock is listed for trading on the New York Stock Exchange and is traded under the symbol “SB”. The following table sets forth, for the periods indicated, the high and low closing prices for our shares.

	Price Range
	High	Low
2008 (1)	$19.05	$3.27
2009	9.40	2.81
Second Quarter 2008 (1)	19.00	17.97
Third Quarter 2008	19.05	10.90
Fourth Quarter 2008	11.35	3.27
First Quarter 2009	8.75	2.81
Second Quarter 2009	7.95	3.17
Third Quarter 2009	8.62	6.02
Fourth Quarter 2009	9.40	6.92
September 2009	8.57	6.77
October 2009	8.45	6.96
November 2009	9.40	6.92
December 2009	9.03	8.16
January 2010	9.11	7.91
February 2010	8.54	7.88
March 2010 (through March 18, 2010)	8.85	7.36

(1)	For the period from May 29, 2008, the date on which our common stock began trading on the New York Stock Exchange, until the end of the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included in our Annual Report on Form 20-F. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” on page S-14 and “Item 3. Key Information—D. Risk Factors” and elsewhere in our Annual Report on Form 20-F, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section “Forward-Looking Statements” at the beginning of this prospectus supplement.

Overview

Our business is to provide international marine drybulk transportation services by operating vessels in the drybulk sector of the shipping industry. As of March 10, 2010 our fleet consisted of 13 drybulk vessels with an aggregate capacity of 1,077,900 dwt, and we had newbuild contracts for an additional six vessels with an aggregate capacity of 730,000 dwt. We deploy our vessels on a mix of period time and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters or to profit from comparatively attractive spot charter rates, including during periods of strong charter market conditions. As of March 10, 2010, our fleet was comprised of 12 vessels employed on period time charters and one vessel employed on a spot charter. We believe our customers, some of which have been chartering our vessels or vessels of our predecessor for over 20 years, enter into period time and spot charters with us because of the quality of our young and modern vessels and our record of safe and efficient operations.

The average number of vessels in our fleet for the years ended December 31, 2007, 2008 and 2009 was 10.7, 11.1 and 13.2, respectively. After delivery of our contracted newbuilds, our drybulk fleet will consist of 19 vessels and will have an aggregate carrying capacity of 1,807,900 dwt, assuming we do not acquire any additional vessels or dispose of any of our vessels.

Our Manager

Our operations are managed by our Manager under the supervision of our executive officers and our board of directors. Under our management agreement, our Manager provides us with technical, administrative and commercial services for an initial term expiring on June 3, 2010, with automatic one-year renewals for an additional eight years, at our option. Our Manager is ultimately owned by Machairiotissa Holdings Inc., which is a corporation wholly-owned by Polys Hajioannou.

Operating Results

Our operating results are largely driven by the following factors:

•

Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•

Available days. We define available days (also referred to as voyage days) as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. Available days are used to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance. Operating days are used to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2009, our average annual fleet utilization rate was approximately 99.30%. However, an increase in annual off-hire days could reduce our operating days, and therefore, our fleet utilization.

•

Time charter equivalent rates. We define time charter equivalent rates, or “TCE rates,” as our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and trip time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and trip time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charter and, as a result, generally our TCE rates equal our time charter rates.

•

Daily vessel operating expenses. We define daily vessel operating expenses to include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period. Our ability to control our fixed and variable expenses, including our daily vessel operating expenses, also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, including certain crew wages, are denominated can cause our vessel operating expenses to increase.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
Ownership days	3,914	4,075	4,817
Available days	3,914	4,040	4,795
Operating days	3,913	4,025	4,778
Fleet utilization	99.98%	98.77%	99.19%
TCE rates	$42,327	$49,626	$34,208
Daily vessel operating expenses	$3,176	$4,323	$4,075

Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter rates that our vessels earn under our charters, which, in turn, are affected by a number of factors, including:

•	levels of demand and supply in the drybulk shipping industry;

•	the age, condition and specifications of our vessels;

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•

the availability of our vessels, which is related to the amount of time that our vessels spend in drydock undergoing repairs and the amount of time required to perform necessary maintenance or upgrade work; and

•	other factors affecting charter rates for drybulk vessels.

Revenue is recognized as earned on a straight-line basis over the charter period in respect of charter agreements that provide for varying rates. The difference between the revenue recognized and the actual charter rate is recorded either as unearned revenue or accrued revenue (see “—Unearned

Revenue/Accrued Revenue” below). Commissions (address and brokerage), regardless of charter type, are always paid by us and are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying combined and consolidated statements of income.

Revenues from our period time charters comprised 48.9%, 83.6% and 92.8%, respectively, of our charter revenues for the years ended December 31, 2007, 2008 and 2009. The revenues from our spot charters comprised 51.1%, 16.4% and 7.2%, respectively, of our charter revenues for the years ended December 31, 2007, 2008 and 2009.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable than those on period time charters, but may enable us to capture increased profit margins during periods of high drybulk charter rates, although we are exposed to the risk of low drybulk charter rates, which may have a materially adverse impact on our financial performance. If we fix vessels on period time charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels. We are constantly evaluating opportunities to increase the number of our drybulk vessels employed on period time charters, but only expect to enter into additional period time charters if we can obtain contract terms that satisfy our criteria.

Unearned Revenue/Accrued Revenue

Unearned revenue as of December 31, 2009 includes: (i) revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $4.0 million as of December 31, 2009 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates amounting to $29.5 million, all of which will be recognized as revenue during the period from January 1, 2010 until March 1, 2015.

Accrued revenue as of December 31, 2009 represents revenue earned prior to cash being received from varying charter rates in the amount of $1.7 million.

Unearned revenue as of December 31, 2008 includes: (i) revenue received prior to the balance sheet date relating to services that were rendered after the balance sheet date amounting to $6.4 as of December 31, 2008 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates of which $2.1 million would be recognized as revenue during the period ending December 31, 2009 and $11.8 million of which would be recognized as revenue during the period from January 1, 2011 until March 31, 2015.

Accrued revenue as of December 31, 2008 represents revenue earned prior to cash being received from varying charter rates in the amount of $3.9 million.

We did not record any unearned revenue or accrued revenue relating to varying charter rates for the years prior to 2008, as we did not have any charter agreements before 2008 that provided for such varying charter rates. For more information, refer to Note 21 to our financial statements included with our Annual Report on Form 20-F.

Commissions

We pay commissions ranging up to 4.75% on our period time and trip time charters, which are a type of spot charter, to unaffiliated ship brokers, other brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. We expect that the amount of our total commissions to unaffiliated ship brokers and unaffiliated in-house brokers will continue to grow as the size of our fleet grows and revenues increase following delivery of our five remaining contracted newbuilds and as a result of additional vessel acquisitions. These commissions do not include fees we pay to our Manager, which are described under “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” in our Annual Report on Form 20-F.

Voyage Expenses

We charter our vessels primarily through period time charters and trip time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We are responsible for the remaining voyage expenses such as draft surveys, hold cleaning, postage and other minor miscellaneous expenses related to the voyage. We generally do not employ our vessels on voyage charters under which we would be responsible for all voyage expenses; therefore, we have not experienced during the relevant periods, and do not expect to experience, material changes to our voyage expenses.

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous items. We expect that crewing costs will continue to increase in the future due to the shortage in the supply of qualified personnel. In addition, we expect that insurance costs, drydocking and maintenance costs will increase as our vessels age. In addition, a portion of our vessel operating expenses, primarily crew wages to our Greek crew members, are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

Depreciation

We depreciate our drybulk vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date of delivery from the shipyard. Furthermore, we estimate the residual value of our vessels to be $182 per light-weight ton.

Vessels, Net

Vessels are recorded at their historical cost, which consists of the contracted purchase price, any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage) and financing costs incurred during the construction of the vessel. Subsequent expenditures for conversions and major improvements are also capitalized when it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. If such factors are not met, such expenditures are not capitalized and, instead, are charged to expenses as incurred.

Prior to our initial public offering which was completed in June 2008, we financed vessel construction through interest-free owners advances during the relevant periods and utilized the specific loan method of accounting. As a result, no interest was capitalized as a component of vessel cost for the year ended December 31, 2007. For the year ended December 31, 2008, we capitalized interest amounting to $304,115. For the year ended December 31, 2009, we capitalized interest amounting to $58,826.

Under our management agreement with our Manager, for purchases of vessels including with respect to each of our six remaining contracted newbuilds, we will pay our Manager a commission of 1.0% on the contract price of the relevant vessel for our Manager’s services in connection with finalizing the contract, arranging for various regulatory approvals and bank financing and other administrative services. In addition, we pay our Manager a flat fee of $375,000 per newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. These amounts payable to our Manager will be included as part of the vessel cost.

General and Administrative Expenses

General and administrative expenses consist of management fees paid to our Manager, which is a related party, in relation to management services offered, and expenses paid to third parties associated with us being a public company, which include the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, director compensation and costs related to compliance with the Sarbanes-Oxley Act of 2002.

In relation to management fees, during the period from January 1, 2005 to December 31, 2007, we paid our Manager a management fee of $50,000 per year for each vessel in our fleet and a fee of 0.4% on gross freight, charter hire, ballast bonus and demurrage, excluding any amortization of time charter discount to revenue. The management fee has been recorded as a general and administrative expense. On January 1, 2008, we amended the vessel management agreements in effect at the time, and from that period onwards we have been required to pay our Manager a management fee of $575 per day per vessel and a fee of 1.0% on gross freight, charter hire, ballast bonus and demurrage. In connection with our initial public offering which was completed in June 2008, we entered into a new management agreement to replace our then existing arrangements with our Manager. Under our new management agreement, we have continued to pay a management fee of $575 per day per vessel and a fee of 1.0% on gross freight, charter hire, ballast bonus and demurrage.

In addition to the fees described above, we pay our Manager the commissions and fees with respect to vessel purchases and newbuilds described above in “—Vessels, Net” and the commissions with respect to vessel sales described below under “—Gain on Sale of Assets.” Although we have not, within the past five years, deployed our vessels on bareboat charter and do not currently have any plans to deploy our vessels on bareboat charter, under our management agreement, we will also provide our Manager with a fee of $250 per day per vessel deployed on bareboat charter for providing commercial, technical and administrative services. We expect that the amount of our total management fees will increase following the delivery of our six contracted newbuilds and as a result of additional vessel acquisitions.

In relation to expenses paid to third parties associated with our being a public company, our financial statements for periods prior to our initial public offering, which was completed in June 2008, show our results of operations as a private company when we did not pay any compensation to our directors and officers. As a public company since June 2008, we have incurred additional general and administrative expenses. We expect that the primary components of general and administrative expenses, other than the management fees described above, will continue to consist of expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, director compensation and costs related to compliance with the Sarbanes-Oxley Act of 2002.

Interest Expense and Other Finance Costs

We incur interest expense on outstanding indebtedness under our existing credit facilities, which we include in interest expenses. We also incurred financing costs in connection with establishing those facilities, which is included in our finance costs and amortization and write-off of deferred finance charges. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Gain on Sale of Assets

Our subsidiary, Maxpente Shipping Corporation, and certain other entities that were under common control with our subsidiaries prior to our initial public offering which was completed in June 2008 (but which were not transferred to Safe Bulkers, Inc. in connection with the offering), each owned vessels that were sold during the year ended December 31, 2007. Below is a table listing the vessels, their classes, the names of the owning entities prior to disposal and dates of disposal.

Vessel Name	Class	Owner	Disposal Date
Pedhoulas Farmer	Kamsarmax	Maxpente Shipping Corporation	January 9, 2007
Pedhoulas Fighter	Kamsarmax	Maxtria Shipping Corporation	January 26, 2007
Kanaris	Panamax	Kanastro Shipping Corporation	February 20, 2007
Eleni (the “Old Eleni”) (1)	Panamax	Eleoussa Shipping Corporation	March 26, 2007

(1)	This sold vessel has the same name as another vessel in our current fleet, so we refer to this sold vessel as the Old Eleni.

The aggregate gains on the sale of these assets were as follows:

Year Ended December 31,
2007	2008	2009
$112.4 million	$—	$—

In connection with each of these asset sales, we paid our Manager a commission of 1.0% of the sale price of the vessel. Under our management agreement, we are required to pay our Manager a commission of 1.0% of the sale price of a vessel for any future vessel sales. In June 2009 we agreed to sell our oldest vessel, Efrossini, which was delivered to her new owners on January 7, 2010. As a result, we expect that gains from vessel sales and commissions payable to our Manager will increase in 2010.

Early Redelivery Cost/Income

Early redelivery cost reflects amounts payable to charterers for early termination of a period time charter resulting from our request for early redelivery of a vessel. We generally request such early redelivery when we would like to take advantage of a strong period time charter market environment and believe that an opportunity to enter into a similarly priced period time charter is not likely to be available when the relevant vessel is scheduled to be redelivered.

Early redelivery income reflects amounts payable to us for early termination of a period time charter resulting from a charterer’s request for early redelivery of a vessel. We may accept such requests from charterers when we believe that we are compensated by a substantial portion of the contracted revenue and maintain the opportunity to re-employ the vessel either in the spot or in the period time charter market at adequate levels.

We have entered into such arrangements for early redelivery, and incurred such costs or income in the past and we may continue to do so in the future, depending on market conditions.

On March 9, 2007, we agreed with the charterers of the Stalo to terminate the then-existing period time charter on the vessel. The period time charter had commenced on January 18, 2006, at a daily gross charter rate of $13,500, and was contractually due to expire in May 2011. We terminated the charter because the contracted charter rate was significantly lower than the charter rates that we could receive for the vessel in March 2007. Under the new agreement with the charterer, (a) we were required to pay the charterer $3.4 million upon termination of the old period time charter and redelivery of the vessel and (b) the charterer was offered the opportunity to charter the Marina, Sophia and Pedhoulas Leader under period time charters for periods of up to 5 to 14 months at below-market rates. The total cost of the early termination of the Stalo period time charter amounted to $14.4 million, which was more than offset by subsequently fixing the Stalo on two spot charters, at daily charter rates of $47,500 and $50,000, prior to entering into a two-year period time charter from July 2007 until July 2009, at a daily charter rate of $48,500.

On September 20, 2007, we entered into an agreement, at our request, with the then-current charterer of the Katerina to terminate the charter earlier than the originally scheduled termination date of November 9, 2007. As compensation for early redelivery, we agreed to pay the charterers an amount equal to $1.1 million, which was more than offset by subsequently fixing the Katerina on a spot charter during the period from September 30, 2007 until November 9, 2007, which generated revenue of $3.1 million.

On October 17, 2007, we entered into an agreement, at our request, with the then-current charterer of the Marina to terminate the charter earlier than the originally scheduled termination date of May 22, 2008 in connection with the redelivery of the Stalo, as described above. The charter had commenced on

March 26, 2007 at a daily gross charter rate of $25,000. The Marina was redelivered on January 30, 2008, and the actual compensation payable to the charterer amounted to $6.5 million. The vessel was fixed on a spot charter until April 23, 2008 at a daily rate of $56,500 and was subsequently fixed on another spot charter until June 29, 2008 at a daily rate of $94,000.

On March 7, 2008, we agreed with the charterers of the Pedhoulas Trader to terminate the $54,000 daily fixed rate time charter which had commenced on February 9, 2008, and was due to expire by July 24, 2008. As compensation for early redelivery of the vessel, Petra Shipping Ltd. (“Petra”) agreed to pay the charterers an amount of $0.8 million. The vessel was redelivered on June 8, 2008, and was subsequently fixed at a daily charter rate of $76,500 until August 1, 2008.

On January 1, 2009, we took early redelivery of the Maritsa, instead of on January 13, 2009. The respective charterer paid cash compensation of $0.6 million, net of commissions.

On March 15, 2009, we took early redelivery of the Efrossini, instead of on January 8, 2011. The respective charterer paid cash compensation of $25.5 million, net of commissions. An amount of $3.6 million, representing the unearned revenue from the terminated period time charter contract, was recorded as additional early redelivery income.

On June 26, 2009, we took early redelivery of the Katerina, instead of on November 26, 2010. The respective charterer paid cash compensation of $21.5 million, net of commissions. An amount of $0.9 million, representing the unearned revenue from the terminated period time charter contract, was recorded as additional early redelivery income.

On June 28, 2009, we took early redelivery of the Maria, instead of on January 2, 2011. The respective charterer paid cash compensation of $15.5 million, net of commissions. An amount of $4.5 million, representing the unearned revenue from the terminated period time charter contract, was recorded as additional early redelivery income.

On July 19, 2009, we took early redelivery of the Pedhoulas Leader, instead of on November 22, 2009. The respective charterer paid cash compensation of $2.7 million, net of commissions.

On July 20, 2009, we took early redelivery of the Stalo, instead of on July 29, 2009. The respective charterer paid cash compensation of $0.2 million, net of commissions.

On December 17, 2009, we agreed with the charterer of the Pedhoulas Merchant to terminate the existing charter in March of 2010, instead of November 5, 2010. In exchange for the early redelivery of this vessel and based on an estimated redelivery date of March 31, 2010, the respective charterer would pay cash compensation of $5.1 million, net of commissions. The early redelivery income arising out of this arrangement will be recorded on redelivery of the vessel in 2010.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

During the year ended December 31, 2009, we had an average of 13.2 drybulk vessels in our fleet. During the year ended December 31, 2008, we had an average of 11.1 drybulk vessels in our fleet.

During the year ended December 31, 2009, we acquired the vessels Martine, a Post-Panamax class vessel, and Andreas K, a Post-Panamax class vessel.

During the year ended December 31, 2008, we acquired the vessel Eleni, a Post-Panamax class vessel.

Revenues

Revenues decreased by 19.2%, or $40.0 million, to $168.4 million during the year ended December 31, 2009 from $208.4 million during the year ended December 31, 2008, as result of the net effect of the following factors: (i) decrease of TCE rate for 2009 by 31.1% to $34,208, compared to $49,626 for 2008 due to a decrease in prevailing charter rates at which a number of our vessels were chartered and (ii) increase in operating days for the year ended December 31, 2009 by 18.7% to 4,778 days, compared to 4,025 days for the year ended December 31, 2008 due to deliveries of the vessels Eleni in November 2008, Martine in February 2009 and Andreas K in September 2009.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2009 amounted to $3.8 million, a decrease of $3.8 million, or 50.0%, compared to $7.6 million during the year ended December 31, 2008, primarily due to the decrease in our revenues and to lower average contracted commissions, which were reduced to 2.25% from 3.65% for the years ended December 31, 2009 and 2008, respectively.

Vessel operating expenses

Vessel operating expenses increased by 11.4% to $19.6 million during the year ended December 31, 2009 from $17.6 million during the year ended December 31, 2008. This increase of $2.0 million reflects mainly: (i) cost for repairs, maintenance and drydocking of $1.0 million, compared to $2.2 million, primarily due to two drydockings completed during 2009, of our vessels Stalo and Maritsa, compared to four drydockings completed during 2008, of our vessels Efrossini, Maria, Vassos and Katerina, (ii) crewing cost of $10.1 million, compared to $8.2 million primarily attributable to increased salaries paid to our crews and increased number of ownership days from 4,075 in 2008 to 4,817 in 2009, (iii) cost for lubricants of $2.5 million, compared to $1.9 million mainly due to increased number of operating days from 4,025 in 2008 to 4,778 in 2009 and increased lubricants prices and (iv) cost for spares, stores and provisions of $2.8 million, compared to $2.4 million due to deliveries of two vessels in 2009 compared to one in 2008 and increased prices for stores and provisions, for the year ended December 31, 2009 and December 31, 2008, respectively.

Daily operating expenses decreased by 5.7% to $4,075 during the year ended December 31, 2009 from $4,323 during the year ended December 31, 2008, primarily due to the decrease in the costs for repairs, maintenance and drydocking.

Depreciation

Depreciation expense increased by 31.1% to $13.9 million during the year ended December 31, 2009 compared to $10.6 million during the year ended December 31, 2008, due to the increase in the average number of vessels from 11.13 during the year ended December 31, 2008 to 13.20 during the year ended December 31, 2009, as well as higher costs for the most recent additions to our fleet.

General and administrative expenses

General and administrative expenses decreased by 12.5% to $7.0 million during the year ended December 31, 2009 from $8.0 million during the year ended December 31, 2008. This decrease of $1.0 million, or 27.8%, to $2.6 million in 2009 from $3.6 million in 2008 mainly reflects the decrease in initial public offering expenses.

Interest expense

Interest expense decreased by 37.2% to $10.3 million during the year ended December 31, 2009 from $16.4 million during the year ended December 31, 2008. The $6.1 million decrease in interest expense was mainly attributable to the decrease in the weighted average interest rate of our outstanding indebtedness to 2.14% per annum (“p.a.”) for the year ended December 31, 2009 from 4.03% p.a. for the year ended December 31, 2008 due to lower prevailing LIBOR rates. The total loans outstanding as of December 31, 2009 amounted to $471.2 million compared to $468.3 million as of December 31, 2008.

Loss on derivatives

Loss on derivatives decreased by $15.1 million to a loss of $4.4 million during the year ended December 31, 2009 from a loss of $19.5 million during the year ended December 31, 2008. The decrease of $15.1 million reflects: (i) a decrease in losses of $18.5 million from interest rate derivatives as a result of the realized loss and the mark-to-market valuation of interest rate swap transactions for the year ended December 31, 2009 compared to the year ended December 31, 2008, and (ii) a loss from foreign exchange derivatives, as a result of movements of the rates of the currencies in which the derivatives contracts were denominated, of $0.9 million for the year ended December 31, 2009 compared to a gain of $2.5 million for the year ended December 31, 2008.

At December 31, 2009, the aggregate notional amount of interest rate swap transactions outstanding was $452.5 million, compared to $445.2 million at December 31, 2008. These swaps economically hedged the interest rate exposure of 96% of the Company’s aggregate loans outstanding as of December 31, 2009. The mark-to-market valuation of these interest rate swap transactions at the end of each period is affected by the prevailing comparable interest rates at that time.

Foreign currency (loss)/gain

Foreign currency gain was $0.8 million during the year ended December 31, 2009, compared to loss of $9.5 million during the year ended December 31, 2008. Foreign currency exchange losses resulted primarily from currency translation or currency conversion of loans denominated in foreign currencies. Following conversions during 2008 and the first quarter of 2009, none of our loans were denominated in foreign currency as of December 31, 2009.

Early redelivery (cost)/income

During the year ended December 31, 2009, we recorded early redelivery income, relating to the early termination of period time charters of our vessels, of $75.0 million compared to $0.6 million early redelivery cost during the year ended December 31, 2008. Early redelivery income during the year ended December 31, 2009 is analyzed as follows: (i) Maritsa was redelivered on January 1, 2009 instead of January 13, 2009, for which we received compensation of $0.6 million, net of commissions, (ii) Efrossini was redelivered on March 15, 2009 instead of January 8, 2011, for which we recognized income of $29.1 million consisting of cash compensation received of $25.5 million, net of commissions, and $3.6 million representing the unearned revenue from the terminated period time charter contract, (iii) Katerina was redelivered on June 26, 2009 instead of November 26, 2010, for which we recognized income of $22.3 million consisting of cash compensation paid by the relevant charterer on July 1, 2009 of $21.5 million, net of commissions, and $0.9 million representing the unearned revenue from the terminated period time charter contract, (iv) Maria was redelivered on June 28, 2009 instead of January 2, 2011, for which we recognized income of $20.0 million consisting of cash compensation paid by the relevant charterer on July 1, 2009 of $15.5 million, net of commissions, and $4.5 million representing the unearned revenue from the terminated period time charter contract, (v) Pedhoulas Leader was redelivered on July 19, 2009 instead of November 22, 2009, for which we received cash compensation of $2.7 million, net of commissions and (vi) Stalo was redelivered on July 20, 2009 instead of July 29, 2009, for which we received cash compensation of $0.2 million, net of commissions. Early redelivery cost during the year ended December 31, 2008 is due to cash compensation of $0.8 million paid to the charterer for the early redelivery of Pedhoulas Trader, which was reduced by $0.2 million of early redelivery income representing the unearned revenue of Marina from the terminated period time charter contract.

Loss on asset purchase cancellations

Loss on asset purchase cancellations was $20.7 million for the year ended December 31, 2009 compared to none for the year ended December 31, 2008 reflecting: (i) the aggregate loss of $13.7 million in relation to the cancellation of two Kamsarmax-class vessels in April 2009 and (ii) the loss of $7.0 million in relation to the cancellation of one Capesize-class vessel in June 2009. No asset cancellations were concluded during the year ended December 31, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

During the year ended December 31, 2008, we had an average of 11.1 drybulk vessels in our fleet. During the year ended December 31, 2007, we had an average of 10.7 drybulk vessels in our fleet.

During the year ended December 31, 2008, we acquired the vessel Eleni, a Post-Panamax class vessel.

During the year ended December 31, 2007, we acquired the following vessels: Pedhoulas Leader, a Kamsarmax class vessel and Sophia, a Post-Panamax class vessel.

During the year ended December 31, 2007, we sold the following vessels: two Panamax class vessels, Old Kanaris and Old Eleni; and two Kamsarmax class vessels, Pedhoulas Farmer and Pedhoulas

Fighter, immediately upon their delivery to us from the shipyard, pursuant to agreements with the purchasers of these vessels.

Revenues

Revenues increased by 21.1%, or $36.3 million, to $208.4 million during the year ended December 31, 2008, from $172.1 million during the year ended December 31, 2007. This increase is attributable primarily to an increase in the daily charter rates payable under our charters (the TCE rate for 2008 was $49,626, compared to a TCE rate of $42,327 for 2007) and an increase in operating days for the year ended December 31, 2008 by 2.9% to 4,025 days, compared to 3,913 operating days for the year ended December 31, 2007. The increase in the operating days was due to the operation of the vessels Pedhoulas Leader and Sophia for the full year 2008 (both vessels were delivered during the year 2007) and the delivery of the vessel Eleni in November 2008.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2008 amounted to $7.6 million, an increase of $1.4 million, or 22.6%, compared to $6.2 million during the year ended December 31, 2007, primarily due to the increase in our revenues. Commissions as a percentage of our revenues were stable at 3.65% and 3.60% for the years ended December 31, 2008 and 2007, respectively.

Vessel Operating Expenses

Vessel operating expenses increased by 41.9%, or $5.2 million, to $17.6 million during the year ended December 31, 2008, from $12.4 million during the year ended December 31, 2007. The increase of our vessel operating expenses was primarily due to the increase of the costs for (i) repairs, maintenance and drydocking, (ii) crewing, (iii) insurance, (iv) lubricants and (v) spares, stores and provisions.

As a result, daily operating expenses increased by 36.1% during the year ended December 31, 2008, to $4,323 per day, compared to $3,176 per day during the year ended December 31, 2007. For additional information please see our Annual Report on Form 20-F.

Depreciation

Depreciation expense increased by 10.4% during the year ended December 31, 2008, to $10.6 million, compared to $9.6 million during the year ended December 31, 2007, due to the increase in ownership days from 3,914 during the year ended December 31, 2007 to 4,075 during the year ended December 31, 2008, as well as higher costs for the most recent additions to our fleet.

General and Administrative Expenses

General and administrative expenses increased 116.2%, or $4.3 million, to $8.0 million during the year ended December 31, 2008, from $3.7 million during the year ended December 31, 2007. The increase is attributable to (i) an increase in remuneration paid to our Manager of $3.2 million, from $1.2 million in 2007 to $4.4 million in 2008, as a result of changes to our management terms with our Manager effective from January 1, 2008 and (ii) an increase in expenses associated with our IPO and our operation as a public company of 44%, or $1.1 million, from $2.5 million in 2007 to $3.6 million in 2008.

Interest Expense

Interest expense increased by $8.2 million, or 100.0%, to $16.4 million during the year ended December 31, 2008, from $8.2 million during the year ended December 31, 2007. The increase in interest expense was due to the increase in the weighted average amount of loans outstanding to $408.6 million for the year ended December 31, 2008, compared to $241.9 million for the year ended December 31, 2007, as well as the increase in the weighted average interest rate of our outstanding indebtedness to 4.03% per annum for the year ended December 31, 2008, from 3.35% per annum for the year ended December 31, 2007.

Loss on Derivatives

Loss on derivatives increased by $18.8 million to a loss of $19.5 million during the year ended December 31, 2008, from a loss of $0.7 million during the year ended December 31, 2007. The increase of $18.8 million includes the effect from foreign exchange derivatives as well as from interest rate derivatives. The effect from interest rate derivatives, which amounted to an increase of $21.7 million in losses, was mainly as a result of the mark-to-market valuation of interest rate swap transactions and was partly offset by the effect from the gains from foreign exchange derivatives of $2.4 million, due to favorable movements of the rates of the currencies in which the derivatives contracts were denominated. At December 31, 2008, the aggregate notional amount of interest rate swap transactions outstanding was $445.2 million, compared to $40.0 million at December 31, 2007. These swaps economically hedged the interest rate exposure of approximately 95% of the Company’s aggregate loans outstanding as of December 31, 2008, which includes the additional interest rate swap transaction entered into as of December 31, 2008 with an inception date of January 7, 2009. The mark-to-market valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing comparable interest rates at that time.

Foreign Currency Loss

Foreign currency loss was $9.5 million during the year ended December 31, 2008, compared to $13.8 million during the year ended December 31, 2007, representing a reduction of losses of $4.3 million. Foreign currency exchange losses resulted primarily from currency translation or currency conversion of loans denominated in foreign currencies. Following conversions during 2008 and the first quarter of 2009, none of our loans is denominated in foreign currency as of December 31, 2009.

Gain on Sale of Assets

Gain on sale of assets for the year ended December 31, 2007 reflects the sale of the vessels Old Kanaris, Old Eleni, Pedhoulas Farmer and Pedhoulas Fighter to third party drybulk operators for an aggregate price of $220.2 million, representing a gain of $112.4 million over the net book value of such vessels at the time of sale. In connection with these sales we paid our Manager an aggregate of $2.2 million in commissions. There were no such transactions during the year ended December 31, 2008.

Liquidity and Capital Resources

As of December 31, 2009, we had $87.5 million in cash and restricted cash, of which $18.4 million consisted of cash and cash equivalents, $57.9 million consisted of short-term bank deposits with original maturities longer than three months and shorter than 12 months, $6.4 million consisted of short-term restricted cash and $4.8 million consisted of long-term restricted cash. In addition, as of December 31, 2009, we had $50.0 million in a long-term floating rate note investment (for more information, please see Note 10 to our financial statements included at the end of our Annual Report on Form 20-F). Against this investment we may borrow, under certain conditions, up to $40.0 million in cash.

As of December 31, 2009, we had aggregate debt outstanding of $471.2 million, of which $50.2 million was payable within the next 12 months, including the entire outstanding balance of $34.5 million for the loan secured by the Efrossini, which was fully repaid on January 7, 2010 in connection with the vessel’s delivery to her new owners. As of December 31, 2009, we had additional borrowing capacity of $1.9 million under one of our credit facilities, and we accepted two commitment letters for new bank credit facilities for Hull No. 1144 and Andreas K in the aggregate amount of $74.5 million. The agreement for the secured credit facility relating to Andreas K was concluded in 2010 and $34.5 million was drawn on February 1, 2010.

Our primary liquidity needs are to fund capital expenditures in relation to newbuild contracts, financing expenses, debt repayment, vessel operating expenses, general and administrative expenses and dividend payments to our stockholders. We anticipate that our primary sources of funds will be cash from operations, additional indebtedness to be raised and, possibly, equity financing. Our commitments for newbuilds of $274.6 million as of December 31, 2009 consisted of $176.1 million which is payable in 2010, $74.5 million of which is payable in 2011 and $24.0 million of which is payable in 2012. These commitments represent the remaining installment payments for the delivery of six newbuild vessels scheduled to be delivered as follows: three vessels in 2010, two vessels in 2011 and one vessel in 2012.

We currently estimate that the contracted cash flow from operations will be sufficient to fund the operations of our fleet, including our working capital requirements, and the capital expenditure requirements through the end of 2010. However, during 2010 or 2011, we may seek additional indebtedness to partially fund our capital expenditure requirements in order to maintain a stronger cash position. We may incur additional indebtedness secured by our other five newbuild vessels which are currently unencumbered. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In such case our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on our present cash position, our surpluses from operations, additional borrowings under new credit facilities and proceeds from equity financing. If we are unable to obtain additional indebtedness, or to find alternative financing, we will not be capable of funding our commitments for capital expenditures relating to our contracted newbuilds, which could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition, results of operations and scheduled fleet expansion.

We have paid dividends to our stockholders, each quarter since our initial public offering in June 2008, including an aggregate amount of $32.7 million over four consecutive quarterly dividends, each in the amount of $0.15 per share, paid during 2009. We also declared a dividend of $0.15 per share, payable on February 26, 2010, to our shareholders of record on February 19, 2010. Our future liquidity needs will impact our dividend policy. We currently intend to use a portion of our free cash to pay dividends to our stockholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and availability, (ii) our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

Cash Flows

Cash and cash equivalents decreased to $18.4 million as of December 31, 2009, compared to $27.7 million as of December 31, 2008. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash (Used in)/Provided by Operating Activities

Net cash provided by operating activities amounted to $211.3 million in 2009, consisting of net income after non-cash items of $195.1 million plus an increase in working capital of $16.2 million. Net cash provided by operating activities amounted to $259.6 million in 2008, consisting of net income after non-cash items of $156.7 million plus an increase in working capital of $102.9 million. The increase in working capital was mainly attributable to the settlement of amounts due from the Manager of $96.4 million prior to our initial public offering.

Net cash provided by operating activities decreased by $18.9 million to $259.6 million in 2008 compared to $278.5 million in 2007. The increase was primarily attributable to the absence of any gain from vessel sales during 2008 as opposed to $112.4 million from vessel sales during 2007, partially offset by the reduction of the amounts Due from Manager by $95.6 million.

Net Cash (Used in)/Provided by Investing Activities

Net cash flows (used in) investing activities were $(191.9) million for the year ended December 31, 2009 compared to net cash flows (used in) investing activities of $(148.2) million for the year ended December 31, 2008. The increase in cash flows (used in) investing activities of $43.7 million from 2008 is mainly attributable to the increase in vessel acquisitions and advances for vessels payments, as during the year ended December 31, 2009 we acquired two new vessels, Martine in February and Andreas K in September, while during the year ended December 31, 2008 we acquired one vessel, Eleni, in November. In

2009, the Company invested $131.5 million for vessel acquisitions and advances for vessel payments, purchased a five-year floating rate note of $50.0 million, increased its net bank time deposits by $36.6 million and released from restricted cash a net amount of $26.2 million.

Net cash flows (used in) investing activities were $(148.2) million for the year ended December 31, 2008 compared to net cash flows provided by investing activities of $88.4 million for the year ended December 31, 2007. The increase of cash flows (used in) investing activities of $236.6 million from 2007 is mainly attributable to the decrease in proceeds from the sale of vessels, as during the year ended December 31, 2008 we did not sell any vessels, while during the year ended December 31, 2007 we sold four vessels.

Net Cash (Used in)/Provided by Financing Activities

Net cash flows (used in) financing activities were $(28.7) million for the year ended December 31, 2009 compared to net cash flows (used in) financing activities of $(83.7) million for the year ended December 31, 2008. This decrease of $55.0 million compared to 2008 is largely attributable to a decrease of $47.5 million in long-term debt principal payments, a decrease of long-term debt proceeds of $179.6 million and a decrease in dividends paid of $176.5 million.

Net cash flows (used in) financing activities were $(83.7) million for the year ended December 31, 2008 compared to net cash flows (used in) financing activities of $(366.9) million for the year ended December 31, 2007. This decrease of $283.2 million compared to 2007 is largely attributable to a $187.8 million net decrease in our repayment of owners’ advances and a $174.6 decrease in dividend payments, partially offset by a $22.6 million increase in proceeds from long-term debt compared to 2007 and an increase of $29.1 million in long-term debt principal payments.

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. Our subsidiaries have entered into individual credit facilities in order to finance the acquisition of the vessels owned by these subsidiaries and for general corporate purposes. The durations until maturity of our various credit facilities outstanding on December 31, 2009, range from 10 to 15 years, and they are repaid by semi-annual principal installments and a balloon payment due on maturity. We pay interest on these facilities which is based on floating rate LIBOR plus an applicable margin. The obligations under our credit facilities are secured by first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Safe Bulkers, Inc.

During 2009, we drew down loans totaling $42.0 million and we repaid $38.0 million of our indebtedness. As of December 31, 2009, we had 13 outstanding credit facilities with a combined outstanding balance of $471.2 million. These credit facilities have maturity dates between 2017 and 2023. For a description of our credit facilities as of December 31, 2009, please see Note 9 to our financial statements included at the end of our Annual Report on Form 20-F, incorporated by reference herein. During 2010, we intend to repay approximately $50.2 million of our long-term debt outstanding as of December 31, 2009. On January 7, 2010, we repaid the entire amount outstanding on the Efrossini credit facility concurrently with the sale of the vessel. On February 1, 2010, we drew down a loan of $34.5 million, secured by the vessel Andreas K and other security, to increase our cash reserves. For more information regarding this credit facility, please refer to Note 25(a) of the financial statements included at the end of our Annual Report on Form 20-F, incorporated by reference herein.

Covenants under Credit Facilities

The credit facilities impose operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	permit us to pay dividends if, during the 12-month period ending March 31, 2010, one of our charters is canceled, any of its terms are waived or the payments under such charter decrease,

unless we are able to demonstrate to the lender’s satisfaction that we have the necessary cash resources to meet our newbuild commitments and maintain a minimum cash balance of $25.0 million;

•	enter into long-term charters for more than 13 months;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;

•	create liens on their assets;

•	make loans;

•	make investments;

•	make capital expenditures;

•	undergo a change in ownership or control or permit a change in ownership and control of our Manager;

•	sell the vessel mortgaged under such facility;

•	permit the Hajioannou family to reduce its shareholding in us below 51%; and

•	permit our chief executive officer to change.

Our existing credit facilities also require certain of our subsidiaries to maintain specified financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•

ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 100% to 120%, as applicable, of the outstanding amount of the loan (the “Minimum Value Covenant”);

•

ensure that outstanding amounts in currencies other than the U.S. dollar do not exceed 100% or 110%, as applicable, of the U.S. dollar equivalent amount specified in the relevant credit agreement for the applicable period by, if necessary, providing cash collateral security in an amount necessary for the outstanding amounts to meet this threshold; and

•	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to specified financial covenants. Depending on the guarantee, these financial covenants include the following:

•

our total consolidated liabilities divided by our total consolidated assets must not exceed 70% (“Consolidated Leverage Covenant”). The total consolidated assets are based on the market value of our vessels and the book values of all other assets, on an adjusted basis as set out in the relevant guarantee;

•	the ratio of our aggregate debt to EBITDA must not at any time exceed 5.5:1 on a trailing 12 months’ basis (“EBITDA Covenant”);

•

our net consolidated worth (total consolidated assets less total consolidated liabilities) (“Consolidated Net Worth Covenant”) must not at any time be less than $175.0 million or $200.0 million, as the case may be, with the relevant bank;

•	payment of dividends is subject to no event of default having occurred;

•	maintenance of minimum free liquidity of $500,000 is required on deposit with a relevant lender on a per vessel basis for four vessels; and

•	a minimum of 51% of its shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

We entered into supplemental agreements with our respective lenders on April 6, 2009, in relation to the loan facilities of Marathassa Shipping Corporation (“Marathassa”), Marinouki Shipping Corporation (“Marinouki”), Kerasies Shipping Corporation (“Kerasies”) and Soffive Shipping Corporation (“Soffive”),

and on March 31, 2009, in relation to the credit facilities of Efragel Shipping Corporation (“Efragel”), Avstes Shipping Corporation (“Avstes”), Pelea Shipping Ltd. (“Pelea”), Marindou Shipping Corporation (“Marindou”), Eniaprohi Shipping Corporation (“Eniaprohi”) and Eniadefhi Shipping Corporation (“Eniadefhi”).

Pursuant to the supplemental agreements relating to the Marathassa, Marinouki, Kerasies and Soffive loan facilities dated April 6, 2009, the basis of calculation of the Minimum Value Covenant was amended, as the market value of the security vessel for each facility was amended to include the fair market value of any attached charter, and the margin was amended. The supplemental agreements further provide for a reduction of the margin by 10 basis points to that part of the loan balance that is equal to the amount of cash maintained in an account pledged in favor of the lender, provided that: (i) such pledged amount is on deposit for the entire duration of the applicable interest period, and in any case for not less than three months, and (ii) there is no change in the capital adequacy treatment applying to the borrower’s account pledge that is detrimental to the lender. Pursuant to a letter agreement relating to the Efragel, Avstes, Pelea, Marindou, Eniaprohi and Eniadefhi credit facilities, dated February 6, 2009, our lender asserted breaches of the Consolidated Leverage Covenant, the Consolidated Net Worth Covenant and the Minimum Value Covenant and waived compliance with these provisions until March 31, 2009. Under subsequent supplemental agreements relating to these facilities, each dated March 31, 2009, the lender waived, with effect from December 31, 2008, any events of default that may have occurred between December 31, 2008 and March 30, 2009, with respect to any breach of the Minimum Value Covenant, the Consolidated Leverage Covenant, the Consolidated Net Worth Covenant and the EBITDA Covenant. Under these supplemental agreements, the respective borrowers undertook to prepay on the next interest payment date relating to each of the relevant credit facilities an amount sufficient to restore compliance with the Minimum Value Covenant for each facility. The prepayments for each credit facility totaled $22.1 million within the year ended December 31, 2009 and were applied in order of maturity for the three principal payments following the next rollover date and applied pro rata thereafter. In addition, in the event that during the 12-month waiver period ending March 31, 2010, any charter agreement of ours is canceled, any of its terms are waived or the charter rates under such charter agreement decrease, in order to continue paying dividends, we must demonstrate to the lender at the time of issuing its quarterly results that we have the necessary cash resources to meet our future newbuild commitments, assuming additional debt of $15.0 million per newbuild, while at all times maintaining a minimum cash balance of $25.0 million. Under these supplemental agreements, compliance with the covenants with respect to guarantees provided by us in relation to the Efragel, Avstes, Marindou, Pelea, Eniadefhi and Eniaprohi credit facilities was waived until March 31, 2010, inclusive.

As of December 31, 2009, we were in compliance with all debt covenants with respect to our credit facilities. If the waivers in relation to the guarantees provided by us with respect to the Efragel, Avstes, Marindou, Pelea and Eniadefhi credit facilities had not been in place as of December 31, 2009, the Company would still have been in compliance with all debt covenants as of that date.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Notes 15 and 25(b) to our financial statements included at the end of our Annual Report on Form 20-F, incorporated by reference herein.

Research and Development, Patents and Licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they are incurred.

Critical Accounting Policies

You should carefully read the discussion of our critical account policies set forth in the section of our Annual Report on Form 20-F entitled “Item 5. Operating and Financing Review and Prospects—Operating Results—Critical Accounting Policies”.

TAX CONSIDERATIONS

You should carefully read the discussion of the principal U.S. Federal income tax, Marshall Islands tax and Liberian tax considerations associated with our operations and the acquisition, ownership and disposition of our common stock set forth in the section of our Annual Report on Form 20-F entitled “Item 10. Additional Information—Tax Considerations”.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than the underwriting discount, will be as follows:

Securities and Exchange Commission Registration Fee	$4,492
Financial Industry Regulatory Authority Filing Fee	9,000
Printing and Engraving Expenses	100,000
Legal Fees and Expenses	120,000
Accountants’ Fees and Expenses	75,000
Transfer Agent’s Fees and Expenses	3,000
New York Stock Exchange Listing Fee	45,000
Miscellaneous Costs	3,508

Total	$360,000

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as joint bookrunning managers of the offering and as representatives of each of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,330,000
Credit Suisse Securities (USA) LLC	2,970,000
Evercore Group L.L.C.	900,000
Cantor Fitzgerald & Co.	450,000
DnB NOR Markets, Inc.	450,000
Oppenheimer & Co. Inc.	450,000
RBS Securities Inc.	450,000

Total	9,000,000

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

Concurrently with the public offering of our common stock pursuant to this prospectus supplement, we are also selling through a private placement 1,000,000 shares of our common stock to Vorini, our controlling stockholder, at the public offering price. Vorini intends to complete the purchase of these shares if the public offering is completed. We are selling these shares directly to Vorini and not through underwriters or any brokers or dealers. The shares sold to Vorini in the concurrent private placement will not be subject to any underwriting discounts or commissions. Pursuant to a registration rights agreement between us and Vorini, we are required to register under the Securities Act of 1933, as amended, the shares sold to Vorini under certain circumstances.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.21 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$7.00	$63,000,000	$72,450,000
Underwriting discount	$0.35	$3,150,000	$3,622,500
Proceeds, before expenses, to us from the public offering	$6.65	$59,850,000	$68,827,500

The expenses of this offering, not including the underwriting discount, and assuming no exercise of the overallotment option, are estimated at $360,000 and are payable by us.

Overallotment Option

We have granted options to the underwriters to purchase up to 1,350,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

Our officers and directors and Vorini Holdings Inc. have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable for, exercisable for or repayable with common stock, for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. Specifically, we, our officers, our directors and Vorini Holdings Inc. have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any shares of common stock;

•	sell any option or contract to purchase any shares of common stock;

•	purchase any option or contract to sell any shares of common stock;

•	grant any option, right or warrant for the sale of any shares of common stock;

•	lend or otherwise dispose of or transfer any shares of common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

These lock-up provisions apply to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. These provisions also apply to common stock owned now or acquired later by such persons or for which such persons later acquire the power of disposition. In the event that either (a) during the last 17 days of the 90-day period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The lock- up provisions do not apply to transfers to immediate family or donees who receive such securities as bona fide gifts; provided that such transferees agree to substantially the same transfer restrictions on the securities they receive.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “SB”.

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. The underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on Internet web sites separately maintained by certain of the underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings, including providing financing for vessel acquisitions, in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)

to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)

by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and the buyer’s representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any of the shares under, the offers contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)

in the case of any Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representative has been given to the offer or resale or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Marshall Islands

The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in the Republic of the Marshall Islands.

LEGAL MATTERS

The validity of our common stock offered hereby and certain other matters relating to Marshall Islands law will be passed upon for us by Cozen O’Connor, New York, New York. Certain other legal matters relating to United States law will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. The underwriters are being represented by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 have been audited by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The discussions contained under the sections of this Prospectus entitled “Prospectus Summary—Recent Drybulk Industry Trends,” “Prospectus Summary—Our Competitive Strengths,” and “Risk Factors”, including in our Annual Report on Form 20-F, incorporated by reference herein, have been reviewed by Drewry Shipping Consultants, Ltd., or Drewry, which has confirmed to us that they accurately describe the international drybulk shipping markets, subject to the availability of data and limited audit and validation procedures.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the SEC a registration statement on Form F-3 under the Securities Act of 1933, as amended, with respect to the offer and sale of securities pursuant to this prospectus. This prospectus supplement and the accompanying prospectus, filed as a part of the registration statement, do not contain all of the information set forth in the registration statement. The registration statement includes and incorporates by reference additional information and exhibits. Statements made in this prospectus supplement or the accompanying prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of all of the material terms of such contracts, agreements or documents, but do not repeat all of their terms. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facility by calling 1-800-SEC-0330. The Commission also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the common stock offered by this prospectus supplement and the accompanying prospectus and Safe Bulkers, Inc., reference is made to the registration statement.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and we file periodic reports and other information with the Commission. These periodic reports and other information are available for inspection and copying at the Commission’s public reference facilities and the web site of the Commission referred to above. As a “foreign private issuer”, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to stockholders, but we are required to furnish certain proxy statements to stockholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act of 1934, as amended. In addition, as a “foreign private issuer”, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, relating to short swing profit reporting and liability.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will automatically update and supersede the information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus incorporates by reference the following documents:

•	our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on February 23, 2010;

•	our Report on Form 6-K furnished to the SEC on March 10, 2010; and

•

the description of our common stock contained in our registration statement on Form 8-A (File No. 001-34077), filed with the SEC on May 22, 2008 which incorporates by reference the description of our common stock contained in our Registration Statement on Form F-1 (File No. 333-150995), as amended, filed with the SEC on May 16, 2008, and any amendments or reports filed with updating that description.

We will also incorporate by reference any future filings made with the SEC under Section 13(a), 13(c) or 15(d) of the Exchange Act until we terminate the offering contemplated by any prospectus supplement. In addition, we will incorporate by reference certain future materials furnished to the SEC on Form 6-K, but only to the extent specifically indicated in those submissions or in a future prospectus supplement.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Safe Bulkers, Inc.
30-32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece
011-30-210-899-4980
Attention: Dr. Loukas Barmparis, Secretary

PROSPECTUS

$300,000,000
Safe Bulkers, Inc.

Common Stock
Preferred Stock
Warrants
Subscription Rights

Through this prospectus, we may offer common stock, preferred stock, warrants and subscription rights from time to time. When we decide to sell a particular class or series of securities, we will provide specific terms of the offered securities in a prospectus supplement. The securities offered by the Registrant pursuant to this prospectus will have an aggregate public offering price of up to $300,000,000.

The securities covered by this prospectus may be offered and sold from time to time in one or more offerings, which may be through one or more underwriters, dealers and agents, or directly to the purchasers. The names of any underwriters, dealers or agents, if any, will be included in a supplement to this prospectus.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “SB.”

Our offices are located at 30-32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece. Our telephone number at such address is 011-30-210-899-4980.

Investing in our securities involves risks. Before buying any securities you should carefully read the section entitled “Risk Factors” on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 12, 2009.

You should rely only on the information provided in this prospectus, the documents incorporated by reference herein and any prospectus supplements filed hereafter. We have not authorized anyone to provide you with additional or different information. If any person provides you with different or inconsistent information, you should not rely upon it. We are not making an offer of these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

i

FORWARD-LOOKING STATEMENTS

All statements in this prospectus that are not statements of historical fact are “forward-looking statements.” The disclosure and analysis set forth in this prospectus includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	availability of crew, length and number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to make required payments under our credit facilities and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period-time charters with our customers and secure profitable employment for our vessels in the spot market;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage our Manager’s relationships and reputation within the drybulk shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including piracy and discharge of pollutants;

•	potential liability from future litigation; and

•	other factors discussed in “Risk Factors” of this prospectus.

We caution that the forward-looking statements included in this prospectus represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described under “Risk Factors.” As a result, the forward-looking events discussed in this prospectus might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and should be read together with the information contained in other parts of this prospectus, any prospectus supplement and the documents we incorporate by reference. Unless otherwise indicated, references in this prospectus to “Safe Bulkers,” the “Company,” “we,” “our,” “us,” or similar terms when used in a historical context refer to Safe Bulkers, Inc. and/or its subsidiaries. For a more complete understanding of the terms of a particular issuance of offered securities, and before making your investment decision, you should carefully read the prospectus and the documents referred to in “Where You Can Find Additional Information” for information about us, including our financial statements. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars.

Our Company

Safe Bulkers, Inc. is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of September 30, 2009, we had a fleet of 14 drybulk vessels, with an aggregate carrying capacity of 1,153,900 deadweight tons, or dwt, and an average age of 3.54 years, making us one of the world’s youngest fleets of Panamax, Kamsarmax and Post-Panamax class vessels. We have contracted to acquire additional drybulk newbuild vessels to be delivered at various times through 2011.

We employ our vessels on both period-time charters and spot charters, according to our assessment of market conditions.

We were incorporated in the Republic of The Marshall Islands on December 11, 2007 under the Marshall Islands Business Corporations Act, for the purpose of acquiring ownership of various subsidiaries that either owned or were scheduled to own vessels. We are controlled by the Hajioannou family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Vassos Hajioannou, the late father of Polys Hajioannou, our chief executive officer, first invested in shipping in 1958. Polys Hajioannou has been actively involved in the industry since 1987, when he joined the predecessor of our affiliated management company, Safety Management Overseas S.A., which we refer to as “Safety Management” or our “Manager.”

We successfully completed our initial public offering (the “IPO”) in the United States on June 3, 2008 and our common stock trades on the New York Stock Exchange under the symbol “SB.” On May 29, 2008, the shares of various subsidiaries were contributed by Polys Hajioannou and Nicolaos Hadjioannou to Safe Bulkers, Inc. through Vorini Holdings Inc., a company controlled by Polys Hajioannou and Nicolaos Hadjioannou, in exchange for the issuance of 100% of the outstanding shares of Safe Bulkers, Inc. to Vorini Holdings Inc. (the “Reorganization”). Vorini Holdings sold 10,000,000 shares of common stock of Safe Bulkers in the IPO. Following the Reorganization, we owned and continue to own each of the contributed subsidiaries and Vorini Holdings became and continues to be our controlling shareholder. As of September 30, 2009, Vorini Holdings Inc. owned approximately 81.99% of our outstanding common stock.

The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the result of our long-term strategy of maintaining a young, high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Manager which, along with its predecessor, has specialized in drybulk shipping since 1965, providing services to over 30 drybulk vessels. A number of our Manager’s key management and operational personnel have been continuously employed with Safety Management and its predecessor companies for over 25 years.

We maintain our offices at 30-32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece. Our telephone number at that address is 011-30-210-899-4980. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall

Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

The Securities We May Offer

We may use this prospectus to offer up to an aggregate public offering price of $300,000,000 of:

•	common stock;

•	preferred stock;

•	warrants; and

•	subscription rights.

A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of these offered securities and may describe certain risks associated with an investment in the securities. Terms used in the prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

(a)	Common Stock

We may issue shares of our common stock, par value $0.001 per share. Holders of our common stock are entitled to receive dividends when declared by our board of directors. Each holder of common stock is entitled to one vote per share. The holders of shares of common stock have no cumulative voting or preemptive rights.

(b)	Preferred Stock

We may issue preferred stock, par value $0.01 per share, the terms of which will be established by our board of directors or a committee designated by the board. Each series of preferred stock will be more fully described in the prospectus supplement that will accompany this prospectus, including the terms of the preferred stock dealing with dividends, redemption provisions, rights in the event of liquidation, dissolution or winding up, voting rights and conversion rights. Generally, each series of preferred stock will rank on an equal basis with each other series of preferred stock and will rank prior to our common stock.

(c)	Warrants

We may issue warrants to purchase our equity securities.

For any particular warrants that we offer, the applicable prospectus supplement will describe the underlying securities into which the warrant is exercisable; the expiration date; the exercise price or the manner of determining the exercise price; the amount and kind, or the manner of determining the amount and kind, of property or cash to be delivered by you or us upon exercise; and any other specific terms. We will issue the warrants under warrant agreements between us and one or more warrant agents.

(d)	Subscription Rights

We may issue to our stockholders subscription rights to purchase our equity securities.

For any particular subscription rights that we offer, the applicable prospectus supplement will describe the number of subscription rights issued to each stockholder; the expiration date; the exercise price or the manner of determining the exercise price; and any other specific terms. These subscription rights may be issued independently or together with any other security offered by this prospectus and may or may not be transferable by the stockholders receiving the rights in the rights offering.

Payment Currencies

Amounts payable in respect of the securities, including the purchase price, will be payable in U.S. dollars, unless the prospectus supplement states otherwise.

Our common stock is listed on the New York Stock Exchange. If any securities are to be listed or quoted on any other securities exchange or quotation system, the applicable prospectus supplement will so state.

RISK FACTORS

Investing in the securities to be offered pursuant to this prospectus may involve a high degree of risk. You should carefully consider the important factors set forth under the heading “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC and incorporated herein by reference and in the accompanying prospectus supplement for such issuance before investing in any securities that may be offered. For further details, see the section entitled “Where You Can Find Additional Information.”

Any of the risk factors referred to above could significantly and negatively affect our business, results of operations or financial condition, which may reduce our ability to pay dividends and lower the trading price of our common stock. The risks referred to above are not the only ones that may exist. Additional risks not currently known by us or that we deem immaterial may also impair our business operations. You may lose all or a part of your investment.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are a Marshall Islands corporation and our offices are located outside of the United States in Athens, Greece. A majority of our directors and officers and some of the experts in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. Federal or state securities laws.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities Exchange Commission, or the “SEC,” using a shelf registration process. Under this shelf registration process, we may, from time to time, sell up to an aggregate public offering price of $300,000,000 of any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with this prospectus, as well as a prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement may include additional risk factors or other special considerations applicable to those particular securities. Any prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information contained in this prospectus and any prospectus supplement, you should rely on the information contained in that particular prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information.”

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we have filed a registration statement relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information.

We file annual and other reports with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will automatically update and supersede the information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus incorporates by reference the following documents:

•	our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on May 19, 2009;

•

our Reports on Form 6-K furnished to the SEC on June 11, 2009, July 8, 2009, August 3, 2009, September 9, 2009 (only the section titled “Fleet Employment Profile as of August 31, 2009”) and October 8, 2009; and

•

the description of our common stock contained in our registration statement on Form 8-A (File No. 001-34077), filed with the SEC on May 22, 2008 which incorporates by reference the description of our common stock contained in our Registration Statement on Form F-1 (File No. 333-150995), as amended, filed with the SEC on May 16, 2008, and any amendments or reports filed with updating that description.

We will also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act until we terminate the offering contemplated by any prospectus supplement. In addition, we will incorporate by reference certain future materials furnished to the SEC on Form 6-K, but only to the extent specifically indicated in those submissions or in a future prospectus supplement.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Safe Bulkers, Inc.
30-32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece
011-30-210-899-4980
Attention: Dr. Loukas Barmparis, Secretary

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratios of earnings to fixed charges for the periods indicated, computed using amounts derived from our financial statements prepared in accordance with U.S. GAAP.

	Year Ended December 31,				6 Months Ended June 30,
	2005	2006	2007	2008	2009
Ratio of Earnings to Fixed Charges	26.4	16.4	25.9	8.1	18.2

We have not issued any preferred stock as of the date of this prospectus. Accordingly, the ratio of earnings to combined fixed charges and preference dividends is equivalent to the ratio of earnings to fixed charges.

For the purpose of computing the consolidated ratio of earnings to fixed charges, earnings consist of net income plus fixed charges less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization and write-off of capitalized expenses relating to indebtedness.

USE OF PROCEEDS

Unless otherwise set forth in the applicable prospectus supplement, we intend to use the net proceeds received from the sale of the securities we offer by this prospectus for general corporate purposes, which may include, among other things:

•	the acquisition of new vessels;

•	additions to working capital; and

•	the repayment of indebtedness.

We may raise additional funds from time to time through equity or debt financings not involving the issuance of securities described in this prospectus, including borrowings under credit facilities, to finance our business and operations and new vessel acquisitions.

CAPITALIZATION AND INDEBTEDNESS

Our capitalization and indebtedness will be set forth in a prospectus supplement to this prospectus or in a report on Form 6-K subsequently furnished to the SEC and specifically incorporated herein by reference.

DESCRIPTION OF CAPITAL STOCK

Under our first amended and restated articles of incorporation (as further amended through the date hereof) (“articles of incorporation”), our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, of which, as of September 30, 2009, 54,511,097 shares were issued and outstanding and fully paid, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of September 30, 2009, no shares had been issued. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or first amended and restated bylaws (“bylaws”) discriminating against a stockholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our common stock, imposed by foreign law or by our articles of incorporation or bylaws.

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which

1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan,” and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting powers, if any, of the holders of the series.

Stockholder Rights Plan

(1)	General

Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a stockholder rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholder prior to our initial public offering in May 2008.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the stockholder rights agreement, which we filed with the SEC on May 16, 2008 as an exhibit to our Registration Statement on Form F-1.

(2)	Detachment of the Rights

The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

•

ten days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

•	ten business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person.”

Our controlling stockholder, Vorini Holdings Inc. and its affiliates, which together owned 81.99% of our common stock as of September 30, 2009, are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the rights distribution date:

•	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

•	any new shares of common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. As of the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

(3)	Flip-In Event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading “—Redemption of Rights” below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

(4)	Flip-Over Event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction; or

•	50% or more of our assets, cash flows or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “—Flip-In Event” above, will have the right to receive the number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of such right.

(5)	Antidilution

The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, that a number of rights must be exercised so that we will issue only whole shares of stock.

(6)	Redemption of Rights

At any time until ten days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

(7)	Exchange of Rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•

any person other than our existing stockholder becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.

(8)	Amendment of Terms of Rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•

to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

Dividends

The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and availability, (b) our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, (c) provisions of Marshall Islands and Liberian law governing the payment of dividends, (d) restrictive covenants in our existing and future debt instruments and (e) global financial conditions. There can be no assurance that dividends will be paid. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

Marshall Islands Law and Our Articles of Incorporation and Bylaws

(1)	General

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the “BCA,” and without in any way limiting the generality of the foregoing, the corporation shall have the power: (a) to purchase or otherwise acquire, own, use, operate, pledge, hypothecate, mortgage, lease, charter, sub-charter, sell, build, and repair steamships, motorships, tankers, sailing vessels, tugs, lighters, barges, and all other vessels and craft of any and all motive power whatsoever, including, landcraft and any and all other means of conveyance and transportation by land or water, together with engines, boilers, machinery equipment and appurtenances of all kinds, including masts, sails, boats, anchors, cables, tackle, furniture and all other necessities thereunto appertaining and belonging, together with all materials, articles, tools, equipment and appliances necessary, suitable or convenient for the construction, equipment, use and operation thereof; and to equip, furnish, and outfit such vessels and ships; (b) to carry on its business, to have one or more offices, and or exercise its powers in foreign countries, subject to the laws of the particular country; (c) to borrow or raise money and contract debts, when necessary, for the transaction of its business or for the exercise of its corporate rights, privileges or franchise or for any other lawful purpose of its incorporation; to draw, make, accept, endorse, execute and issue promissory notes, bills of exchange, bonds, debentures, and other instruments and evidences of indebtedness either secured by mortgage, pledge, deed of trust, or otherwise, or unsecured; (d) to purchase or otherwise acquire, hold, own, mortgage, sell, convey, or otherwise dispose of real and personal property of every class and description; and (e) to act as agent and/or representative of ship-owning companies.

Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held inside or outside of the Marshall Islands. Special meetings may be called by the Chairman of the board of directors, the Chief Executive Officer or by the Chairman of the board of directors or the Chief Executive Officers at the request of a majority of the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting. Our articles of incorporation and bylaws permit stockholder action by unanimous written consent.

We are registered with the Registrar of Corporations of the Republic of the Marshall Islands, Inc. under registration number 27394.

(2)	Directors

Under our articles of incorporation and bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

Pursuant to the provision of our bylaws, the board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the non-employee members of our board of directors for attendance at any meeting or for services rendered to us.

(3)	Dissenters’ Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for their shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

(4)	Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Charter Documents

(1)	General

Several provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also delay, defer or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder might consider in its best interest, including attempts that may result in a premium over the market price for the shares held by the stockholders, and (b) the removal of incumbent officers and directors.

(2)	Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan.” Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

(3)	Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

(4)	Election and Removal of Directors

Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation and bylaws also provide that our directors may be removed only for cause. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

(5)	Calling of Special Meetings of Stockholders

Our articles of incorporation and bylaws provide that special meetings of our stockholders may only be called by our Chairman of the board of directors, Chief Executive Officer or by either, at the request of a majority of our board of directors.

(6)	Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice.

These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. A series of warrants may be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of any applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, in which the price of such warrants will be payable;

•

the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies, in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	the amount of warrants outstanding;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material United States Federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue to our stockholders subscription rights to purchase our equity securities. These subscription rights may be issued independently or together with any other security offered by this prospectus and may or may not be transferable by the stockholder receiving the rights in the rights offering. In connection with any rights offering, we may enter into a standby underwriting agreement with one or more underwriters pursuant to which the underwriter will purchase any securities that remain unsubscribed for upon completion of the rights offering.

The applicable prospectus supplement relating to any subscription rights will describe the terms of the offered subscription rights, including, where applicable, the following:

•	the exercise price for the subscription rights;

•	the number of subscription rights issued to each stockholder;

•	the extent to which the subscription rights are transferable;

•	any other terms of the subscription rights, including terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

•	the date on which the right to exercise the subscription rights will commence and the date on which the right will expire;

•	the amount of subscription rights outstanding;

•	the extent to which the subscription rights include an over-subscription privilege with respect to unsubscribed securities; and

•	the material terms of any standby underwriting arrangement entered into by us in connection with the subscription rights offering.

The description in the applicable prospectus supplement of any subscription rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable subscription rights certificate or subscription rights agreement, which will be filed with the SEC if we offer subscription rights. For more information on how you can obtain copies of any subscription rights certificate or subscription rights agreement if we offer subscription rights, see “Where You Can Find Additional Information” beginning on page 4 of this prospectus. We urge you to read the applicable subscription rights certificate, the applicable subscription rights agreement and any applicable prospectus supplement in their entirety.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as stockholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts and you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders’ rights.

Marshall Islands			Delaware
Stockholder Meetings
•	Held at a time and place as designated in the bylaws.		•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
•	May be held in or outside of the Marshall Islands.		•	May be held in or outside of Delaware.
•	Notice:		•	Notice:
	—	Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting.		—

Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

	—	A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before meeting.		—	Written notice shall be given not less than 10 nor more than 60 days before the meeting.
Stockholder’s Voting Rights
•	Any action required to be taken by a meeting of stockholders may be taken without a meeting if consent is in writing and is signed by all the stockholders entitled to vote.		•	With limited exceptions, stockholders may act by written consent to elect directors.
•	Any person authorized to vote may authorize another person to act for him by proxy.		•	Any person authorized to vote may authorize another person or persons to act for him by proxy.
•

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

•

For stock corporations, a certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Marshall Islands		Delaware
•	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.	•	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.
•	The articles of incorporation may provide for cumulative voting in the election of directors.	•	The certificate of incorporation may provide for cumulative voting.
•	Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a stockholder meeting.	•

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote of the outstanding stock entitled to vote of each constituent corporation at an annual or special meeting.

•

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a stockholder meeting.

•

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

•

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the stockholders of any corporation.

•

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.

•

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property made in furtherance of corporate purpose may be authorized without the vote or consent of the stockholders, unless otherwise provided for in the articles of incorporation.

•

Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.

Directors
•	The board of directors must consist of at least one member.	•	The board of directors must consist of at least one member.
•	Number of members can be changed by an amendment to the bylaws, by the stockholders or by action of the board under specific provisions of the bylaws.	•

Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

Marshall Islands			Delaware
•

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.

•	Removal:		•	Removal:
	—	Any or all of the directors may be removed for cause by vote of the stockholders.		—	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
	—	If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the stockholders.		—	In the case of a classified board, stockholders may effect removal of any or all directors only for cause.
Dissenter’s Rights of Appraisal
•

With limited exceptions, including for the shares of any class or series of stock listed on a securities exchange or admitted for trading on an interdealer quotation system, stockholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business and to receive payment of the fair value of their shares.

•

With limited exceptions, including for the shares of any class or series of stock listed on a national securities exchange, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

•

A holder of any adversely affected shares who does not vote on, or consent in writing to, an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•

The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets of the corporation.

	—	Alters or abolishes any preferential right of any outstanding shares having preference; or
	—	Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
	—	Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
	—	Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Marshall Islands		Delaware
Stockholder’s Derivative Actions
•

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

•

In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

•	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands.
•	Reasonable expenses, including attorneys’ fees, may be awarded if the action is successful.
•

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of September 30, 2009, held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of September 30, 2009 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 54,511,097 shares of common stock outstanding as of September 30, 2009. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and accompanying footnotes below is in care of our offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock
5% Beneficial Owners:
Vorini Holdings Inc.(1)	44,694,400	81.99%
Officers and Directors:
Polys Hajioannou(2)	44,694,400	81.99%
Dr. Loukas Barmparis	0	0
Konstantinos Adamopoulos	0	0
Nicolaos Hadjioannou(2)(3)	44,694,400	81.99%
Ioannis Foteinos(3)	0	0
Basil Sakellis	0	0
Frank Sica	32,108	*
Ole Wikborg	0	0
All executive officers and directors as a group (7 persons)	44,726,508	82.05%

*	Less than 1%.

(1)	Vorini Holdings Inc. is controlled by Polys Hajioannou and Nicolaos Hadjioannou, who together hold the majority of our shares.

(2)	By virtue of shares owned indirectly through Vorini Holdings Inc., which is our principal stockholder.

(3)	Nicolaos Hadjioannou resigned as our Chief Operating Officer and as a member of our board of directors on February 17, 2009, and was replaced in those positions by Ioannis Foteinos.

In May 2008, we completed a registered public offering of our shares of common stock in which the selling stockholder was Vorini Holdings Inc. and our common stock began trading on the New York Stock Exchange. Our major stockholders have the same voting rights as our other stockholders. As of September 30, 2009, we had four stockholders of record. Three of these stockholders of record were located in the United States and held an aggregate 10,011,097 shares of common stock representing approximately 18.37% of our outstanding shares of common stock. However, one of the U.S. stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 10,003,689 shares of our common stock. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

As of September 30, 2009, Vorini Holdings Inc., which is controlled by Polys Hajioannou and Nicolaos Hadjioannou, owns approximately 81.99% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our common stock held by Vorini Holdings Inc. do not have different or unique voting rights.

PLAN OF DISTRIBUTION

We may offer and sell, from time to time, some or all of the securities covered by this prospectus up to an aggregate public offering price of $300,000,000. We have registered the securities covered by this prospectus for offer and sale by us so that those securities may be freely sold to the public by us. Registration of the securities covered by this prospectus does not mean, however, that those securities necessarily will be offered or sold.

Securities covered by this prospectus may be sold from time to time, in one or more transactions, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change, at varying prices determined at the time of sale or at negotiated prices, by a variety of methods including the following:

•

on the New York Stock Exchange or any other national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	as settlement of short sales entered into after the date of the prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through broker-dealers, who may act as agents or principals;

•	through sales “at the market” to or through a market-maker;

•	in a block trade, in which a broker-dealer will attempt to sell a block as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	directly to one or more purchasers;

•	through agents;

•	in options transactions;

•	over the Internet;

•	any other method permitted pursuant to applicable law; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by us may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the securities by a broker-dealer as principal and resales of the securities by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers.

In addition, we may sell any securities covered by this prospectus in private transactions or under Rule 144 of the Securities Act of 1933, as amended, rather than pursuant to this prospectus.

In connection with the sale of securities covered by this prospectus, broker-dealers may receive commissions or other compensation from us in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the securities for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from us or from purchasers of the securities for whom they act as agents. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. We and any underwriters, broker-dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any profit on the sale of the securities by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

In connection with the distribution of the securities covered by this prospectus or otherwise, we may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with us. We may also sell securities short and deliver the securities offered by this prospectus to close out our short positions. We may also enter into option or other transactions with broker-dealers or other financial institutions, which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. We may also from time to time pledge our securities pursuant to the margin provisions of our customer agreements with our brokers. Upon our default, the broker may offer and sell such pledged securities from time to time pursuant to this prospectus, as supplemented or amended to reflect such transaction.

At any time a particular offer of the securities covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities covered by this prospectus being offered and the terms of the offering, including the expected issue price or method of determining the price, the time period during which the offer will be open and whether the purchase period may be extended or shortened, the method and time limits for paying up and delivering securities, name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities covered by this prospectus. In order to comply with the securities laws of certain states, if applicable, the securities sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

In connection with an underwritten offering, we would execute an underwriting agreement with an underwriter or underwriters. Unless otherwise indicated in the revised prospectus or applicable prospectus supplement, such underwriting agreement would provide that the obligations of the underwriter or underwriters are subject to certain conditions precedent and that the underwriter or underwriters with respect to a sale of the covered securities will be obligated to purchase all of the covered securities if any such securities are purchased. We may grant to the underwriter or underwriters an option to purchase additional securities at the public offering price, as may be set forth in the revised prospectus or applicable prospectus supplement. If we grant any such option, the terms of the option will be set forth in the revised prospectus or applicable prospectus supplement.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or “FINRA,” the maximum commission or discount to be received by any FINRA member or independent broker-

dealer may not be greater than 8% of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

Underwriters, agents, brokers or dealers may be entitled, pursuant to relevant agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, that may arise from any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the underwriters, agents, brokers or dealers may be required to make.

We will bear all costs relating to all of the securities being registered under the registration statement of which this prospectus is a part.

LEGAL MATTERS

The validity of the securities that may be offered by this prospectus and certain other matters relating to Marshall Islands law will be passed upon for us by Cozen O’Connor, New York, New York. Certain other legal matters relating to United States law will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 have been audited by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

9,000,000 Shares

Safe Bulkers, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch
Credit Suisse
Evercore Partners
Cantor Fitzgerald & Co.
DnB NOR Markets
Oppenheimer & Co.
RBS

March 18, 2010